UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 4, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX MONTHS
ENDED 30 JUNE 2011, PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Quarter 2 2011
Report
for the quarter and six months ended 30 June 2011
Group results for the quarter….
º Adjusted headline earnings rise 68% to record $342m, or 89 US cents per share.
º Interim dividend rises 38% to 90 South African cents per share, or 44% to 13 US cents per ADS.
º Total cash costs at $705/oz, well within guidance; production up 5% to 1.086Moz.
º Operating improvements and gold price drive cash flow from operations 24% higher to $635m.
º Free cash flow at $207m after capex, finance costs and tax; net debt lowered to $866m.
º Continental Africa posts output growth and 14% cost reduction; Obuasi and Geita improve.
º South African production up 7%, shows good cost control despite currency gain and increased power tariff.
º Uranium production of 338klbs and silver production of 642koz.
º Americas region grows production 6%, keeps costs flat in challenging inflationary environment.
º Cerro Vanguardia’s output gains 7%; total cash costs drop 39%, the lowest in the group at $264/oz.
º Brownfield exploration campaigns in Argentina, Brazil and Australia return high grade intersections.
Quarter
Six months
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
33,776
32,303     35,011     66,079   68,586
1,086
1,039 1,126 2,124 2,205
Price received
1
- R/kg / $/oz
328,951
312,261    265,806   320,702 255,564
1,510
1,391 1,095 1,451 1,056
Total cash costs - R/kg / $/oz
153,441
158,707    149,365   156,015 149,397
705
706 617 705 618
Total production costs - R/kg / $/oz
199,541
200,632    183,891   200,075 187,065
916
893 759 905 774
Financial review
Adjusted gross profit
2
- Rm / $m
4,268
3,464     2,723        7,732     4,360
629
497 359 1,126 578
Profit (loss) attributable to equity
shareholders - Rm / $m
3,195
1,658    (1,360)
4,854       (210)
470
241 (187) 711 (30)
- cents/share
829
430      (371)
1,259         (57)
122
62 (51) 184 (8)
Adjusted headline earnings
3
- Rm / $m
2,317
1,415         980
3,733 1,442
342
203 129 544 190
- cents/share
601
367         267         968        393
89
53 35 141 52
Cash flow from operating activities - Rm / $m
4,298
3,607      2,963      7,905      4,289
635
513 386 1,148 566
Capital expenditure - Rm / $m
2,342
1,740       1,703      4,082     2,986
346
249 226 594 397
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
IMPORTANT NOTICE TO SHAREHOLDERS: SEE “SHAREHOLDERS’ NOTICE BOARD” ON THE
INSIDE BACK COVER

Operations at a glance
for the quarter ended 30 June 2011
oz (000)
% Variance
2
$/oz
% Variance
2
$m
$m Variance
2
SOUTH AFRICA
431
7
688
8
264
54
Great Noligwa
27
23
1,071
(11)
6
8
Kopanang
83
4
684
16
48
8
Moab Khotsong
75
10
663
13
37
8
Mponeng
127
8
566
10
102
15
Savuka
12
9
876
5
7
1
TauTona
60
11
848
(1)
21
10
Surface Operations
48
-
588
9
43
3
CONTINENTAL AFRICA
377
4
705
(14)
244
81
Ghana
Iduapriem
44
(21)
891
25
18
(6)
Obuasi
83
19
732
(28)
49
35
Guinea
Siguiri - Attributable 85%
66
2
801
19
43
(2)
Mali
Morila - Attributable 40%
3
25
14
826
(1)
16
5
Sadiola - Attributable 41%
3
33
10
687
(2)
25
5
Yatela - Attributable 40%
3
6
(14)
1,280
(8)
1
1
Namibia
Navachab
14
(18)
1,202
26
2
(4)
Tanzania
Geita
107
14
441
(46)
83
47
Production
Total cash costs
Adjusted
gross profit (loss)
1
Non-controlling interests, exploration
and other
8
1
AUSTRALASIA
61
(15)
1,595
38
(10)
(15)
Australia
Sunrise Dam
61
(15)
1,516
40
(5)
(16)
Exploration and other
(5)
-
AMERICAS
216
6
487
1
151
(5)
Argentina
Cerro Vanguardia - Attributable 92.50%
48
7
264
(39)
48
16
Brazil
AngloGold Ashanti Mineração
84
-
493
11
47
(19)
Serra Grande - Attributable 50%
14
(18)
881
24
(3)
(9)
United States of America
Cripple Creek & Victor
70
23
546
11
59
17
Non-controlling interests, exploration
and other
-
(10)
OTHER
21
28
Sub-total
1,086
5
705
-
670
143
Equity accounted investments included above
(41)
(10)
AngloGold Ashanti
629
132
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance June 2011 quarter on March 2011 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
Operating production and cost performances in South Africa, Continental Africa and the Americas, along with full exposure to the record gold price drove marked improvements in earnings and cash flow generation during the second quarter. Adjusted headline earnings surged by 68% to a record $342m, or 89 US cents a share in the three months to 30 June, compared with $203m, or 53 US cents the previous quarter.
Net profit attributable to equity shareholders rose from $241m recorded in the first quarter to $470m for the second quarter. This increase was on the back of improved earnings and fair value gains on the two convertible bonds.
Cash generated from operating activities improved by 24%, to $635m during the period under review. Free cash flow, after all capital expenditure, finance costs and tax, was $207m. These robust inflows helped further strengthen the group’s balance sheet. Net debt (excluding the mandatory convertible bond) was further reduced to $866m at the end of the quarter, from $1.1bn at the end of March. About two-thirds of AngloGold Ashanti’s targeted capital expenditure for the year of $1.6bn will be spent over the remainder of the year, with a commensurate impact on net debt in the second half.
Given the improved cash flow, the board has declared a dividend of 90 South African cents per share, an increase of 38% over the corresponding period last year. The increase is largely in line with the improvement in the gold price over the period and reflects AngloGold Ashanti’s desire to improve returns to shareholders while retaining the capacity to fund its growth projects.
OPERATING RESULTS
Production and total cash costs for the three months to 30 June 2011, a period impacted by 5 public holidays and a local government election in South Africa, were broadly in line with guidance at 1.086Moz at $705/oz, compared with 1.039Moz at $706/oz the previous quarter. Guidance for the second quarter was 1.09Moz at a total cash cost of $760/oz.
The cost performance was bolstered by improved production and efficiencies at key assets, greater by-product credits and stockpiling of ore during the shutdown and repair of the SAG mill at Geita during the quarter.
Continental Africa delivered good production gains coupled with a 14% drop in total cash costs, while South
Africa and the Americas showed rising production and good cost control at key assets. Australia continued to face challenges following the first quarter’s flooding, as wet weather hampered recovery efforts. Group total cash costs were marginally better than the previous quarter despite increased power tariffs in South Africa.
SAFETY
Tragically, three fatalities occurred during the quarter in separate incidents following a seismic event at Mponeng, surface accident at the Cuiabá mine in Brazil and at an exploration site in Eritrea. Continued focus on mitigating risks in the workplace, through visible leadership at each operation and implementation of the Safety
Transformation component of Project ONE, remains a priority for each member of the company. AngloGold
Ashanti’s fatality frequency rate has improved by 73% since 2007 and is some 60% better than its local peer group. The company’s all injury frequency rate of 10 injuries per million hours worked was the lowest in
AngloGold Ashanti’s history, indicating that efforts toward effecting a comprehensive change in attitude toward safety across every level in the group are gaining traction. South Africa and Continental Africa fared especially well in this regard during the quarter. There remains, as always, room for further improvement.
OPERATING REVIEW
The South African operations produced 431,000oz at a total cash cost of $688/oz in the second quarter of 2011, compared with 401,000oz at a total cash cost of $637/oz in the previous quarter. The increase in production resulted from continued operational improvements following the seasonally slow first quarter. The increase in total cash costs was contained to 8%, despite a stronger rand, winter electricity tariffs and higher royalties triggered by the rising gold price. At the West Wits operations, production from Mponeng, the company’s largest mine, increased by 8% to 127,000oz after temperature constraints and safety related production stoppages which hampered operations in the first quarter, were addressed. Neighbouring TauTona experienced yield improvements following a release of tons locked up in the VCR shaft area and achieved higher volumes mined.
These factors together afforded a 11% increase in gold production to 60,000oz, at a total cash cost of $848/oz. At the Vaal River operations, production at Moab Khotsong increased by 10% to 75,000oz, after operational constraints related to high temperatures and compressed air, which affected the previous quarter, were addressed. Kopanang managed a 4% increase in production to 83,000oz following fewer safety related stoppages, which led to improved area mined and tons milled. Total cash costs, however, increased by 16% to
$684/oz due to winter electricity tariffs and royalties. Great Noligwa was another beneficiary of fewer safety-
related interruptions as well as a resolution to ore pass blockages that impacted the previous quarter. The mine posted a 23% increase in production to 27,000oz. Surface Operations production remained at 48,000oz, however total cash costs increased 9% to $588/oz.
The Continental Africa operations produced 377,000oz at a total cash cost of $705/oz in the second quarter of
2011, compared with 363,000oz at a total cash cost of $819/oz the previous quarter. In Ghana, Obuasi staged a strong operating performance with a 19% increase in production to 83,000oz and a 28% improvement in total cash costs to $732/oz. The improvement stemmed principally from improved availability of underground equipment, a successful drive to improve consistency in plant operations and access to higher grade blocks.
Iduapriem, where the plant underwent a scheduled maintenance shutdown, posted a planned 21% decline in output to 44,000oz and a resultant increase in total cash costs to $891/oz. Notwithstanding a shutdown to repair and upgrade one of the ends on the SAG mill, Geita, in Tanzania, benefited from higher grades mined at the
Nyankanga and Geita Hill pits. Production at the mine rose 14% to 107,000oz, while total cash costs dropped
46% to $441/oz. In Mali, improved grades and throughput pushed production from Sadiola 10% higher to
33,000oz, while total cash costs improved marginally to $687/oz. Morila’s production rose 14% to 25,000oz as higher grades were processed from stockpiles. In Guinea, Siguiri’s production increased marginally to 66,000oz, but increased royalties following the higher gold price, along with rising fuel prices and use of consumables drove total cash costs 19% higher to $801/oz. Navachab, in Namibia, continued to face challenges related to its DMS plant, compounded by lower recovered grades and tonnages. Production fell 18% to 14,000oz and total cash costs rose 26% to $1,202/oz.
The Americas operations produced 216,000oz at a total cash cost of $487/oz in the second quarter of 2011, compared with 203,000oz at a total cash cost of $480/oz in the previous quarter. In Argentina, Cerro Vanguardia delivered another strong performance with higher grades driving a 7% rise in production to 48,000oz. Higher silver prices helped push total cash costs 39% lower to $264/oz, again the lowest for the group. In Brazil, Serra
Grande faced dilution issues and lower recoveries due to challenges experienced with filtration. Both issues have been addressed. Production fell 18% to 14,000oz, while total cash costs rose 24% to $881/oz. At AngloGold
Ashanti Córrego do Sítio Mineração (AngloGold Ashanti Mineração), production was unchanged at 84,000oz, as higher tonnages offset lower grades. A better performance from the underground fleet at Cuiaba offset the effects of lower grade, a stronger real and general cost inflation in Brazil. Total cash costs rose 11% to $493/oz. In the
US, Cripple Creek & Victor’s production increased by 23% to 70,000oz as ore was placed on newer sections of the pad, closer to the liner. Total cash costs rose 11% to $546/oz, due mainly to higher diesel prices and mining costs.
Australasia produced 61,000oz at a total cash cost of $1,595/oz in the second quarter of 2011, compared with
72,000oz at a total cash cost of $1,153/oz the previous quarter. This quarter’s figure includes a non-cash deferred stripping charge of $93/oz. The pit-wall slippage at Sunrise Dam, together with the continued impact of the previous quarter’s flood, severely affected all aspects of the operation. Mining in the open pit was suspended during the quarter while dewatering the underground mine remained a priority. Additional support work required for the switchback to the main access ramp was also undertaken during the quarter, extending the period needed to remediate the operation.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $346m during the quarter, of which $126m was spent on growth projects. Of the growth-related capital, $61m was spent in the Americas, $30m was spent in Continental
Africa, $16m in Australasia and $19m in South Africa.
The team at the Córrego do Sítio project, in Brazil, continued to make swift progress, despite stiff competition for skilled engineering personnel in Brazil. Full production for the first phase of the project, estimated at 140,000oz a year, remained on schedule for 2013. Drainage for the stockpiles at the site was completed, water treatment piping installed and tested and civil engineering work for the crushing and milling circuit finished. Installation of the SAG, primary-ball and regrind mills was also finished and the lining of the autoclave and the conditioning tank completed. Commissioning of the milling and flotation areas will get underway during the third quarter. Work on the Sao Bento plant also continued during the quarter, with key equipment refurbished, including the existent flotation cells and warehouse and laboratory facilities. In the mining area, ore production reached 40,800 tons during the quarter.
At the Tropicana Gold Project (AngloGold Ashanti 70% and manager) and Independence Group NL (30%)
construction works focused predominantly on the 220km long site access road during the quarter. Although heavy rain in June caused work to be suspended for 11 days, the road remains on schedule to be completed in the fourth quarter.
During the second quarter, the open pit mining contract was finalised and awarded to Macmahon Holdings Ltd.
Procurement negotiations are underway on the long lead-time major equipment packages and detailed engineering design is on track for completion ahead of the start of processing plant construction in the second quarter of 2012. Recruitment of the Tropicana Gold Mine management team has been completed.

The Mineral Resource and Ore Reserve at Tropicana was updated as at 30 June 2011 to reflect recent increases in the gold price and changes to the resource model through increased drill density in the Havana South and
Boston Shaker zones. The Ore Reserve increased by 540,000 ounces to 56.4 Mt grading 2.16g/t Au containing
3.91Moz of gold whilst the Measured, Indicated and Inferred Resource estimate increased slightly to 78.6Mt grading 2.12g/t Au for 5.36Moz of gold.
The increased Ore Reserve was primarily due to the inclusion of the Boston Shaker pit, which added 243,000oz, and conversion of Inferred Resources into Indicated status at Havana South, which added a further 257,000oz
Au. Although drilling activities on the mining leases during the quarter were constrained by rain, three multi-
purpose RC rigs are on site, with drilling predominantly focused on Havana Deeps.
Shallow drilling has been completed in the Swizzler area (between the Tropicana and Havana pits) where there is potential for the two pits to merge. Better RC drill results from Swizzler included: TFRC3531 15m at 3.6g/t Au from 98m; TFRC 3560 16m @ 3.8g/t Au from 127m TFRC3562 5.0m at 5.2g/t Au from 139m. Limited diamond drilling was completed down dip of Swizzler and one hole (TFD421) returned an encouraging 6m @ 19.2g/t Au from 255m. A follow up programme of RC/Diamond drilling has commenced to assess the Swizzler Deeps area.
A pre-feasibility study, including substantial drilling programmes, is being carried out to evaluate open pit and underground mining options of the Havana Deeps mineralisation. A total of 20,600m of RC and diamond drilling was completed in the quarter. Only limited assays have been returned to date with a best result of 14m @ 6.5g/t
Au from 421m in HDD077.
At the Kibali joint venture, in the Democratic Republic of the Congo, work commenced in July on the relocation of the inhabitants of 14 villages affected by the development of the mine, which remains on track to yield first production in 2014. Kokiza, as the new settlement is called, will ultimately comprise more than 3,500 houses accommodating about 15,000 people, a Catholic Church complex and other places of worship, schools, seven medical centres, five public market places and a government office. Transport infrastructure built to serve the town will consist of 50km of primary roads in addition to the 20km of secondary roads already constructed.
Randgold Resources, which also owns a 45% stake in the project, is Kibali’s operator and project manager. The expected date to complete the Kibali project feasibility study is Quarter 4 2011.
The feasibility study for the Mongbwalu project, in which AngloGold Ashanti owns a 86.22% stake, and is also in the DRC, is currently undergoing an optimization by the Business and Technical Development team. The project is expected to be submitted to the board for approval later this year.
EXPLORATION
Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was $82m ($32m on brownfield, $27m on greenfield and $23m on pre-feasibility studies), compared with $71m the previous quarter ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies).
The following are highlights from the company’s exploration activities during the quarter. More detail on
AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com.
Greenfield exploration activities were undertaken in six regions (Australia, Americas, Pacific, Sub-Saharan Africa and the Middle East & North Africa) during Q2 2011. A total of 60,453 metres of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia, Argentina, Guinea,
Gabon, the DRC, Egypt, Ethiopia, Brazil and the Solomon Islands.
In Australia, at the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), exploration continued
during the second quarter following up significant results from previous work. Significant results were received from aircore drilling during the quarter for several prospects including Iceberg, 35km south of Tropicana, where
20m @ 0.99g/t Au was intersected from 32m, including 8.0m @ 2.19g/t Au from 40m. At Margarita, 10km SW of
Tropicana, results included 1m at 1.76g/t Au from 45m. At Ninja, 15km WSW of Tropicana – Havana, results included 2m at 1.01g/t Au.
Brownfield drilling on the Vogue discovery, beneath the current workings at Sunrise Dam has continued, yielding positive results. Drilling confirms a broad zone of significant mineralisation beneath current workings at depths ranging from 600m to 800m. Bulked intercepts across the entire zone include: 166m @ 4.7g/t Au and 229m @
5.1g/t Au.
Greenfields exploration in the Americas during the second quarter of 2011 continued focusing on early stage exploration in Colombia, Canada, USA, Brazil and Argentina. In Colombia exploration programmes were undertaken in four separate regions. A 3,000m diamond drilling programme and sampling and mapping was completed at the Nuevo Chaquiro prospect around Quebradona. Elsewhere, mapping and sampling programmes were undertaken at the La Llanada, La Vega and Anaima-Tocha Belt. Geophysical programmes included the commencement of regional airborne magnetic and radiometric surveys, utilising two helicopter borne systems.
In Brazil, drilling commenced at the Falcao Project, a joint venture with Horizonte Minerals. Regional geochemical sampling programmes were undertaken over the Santana JV area and Juruena project areas. In Argentina exploration drilling started at El Volcan on targets defined by earlier drill programmes.

In the Solomon Islands, exploration activities continued at the Kele and Mase Joint Ventures with XDM
Resources, while tenement applications associated with two additional Joint Venture agreements covering the
New Georgia and Vangunu project areas progressed. At Mase, diamond drilling was restarted during May with a total of 247m completed during the quarter. At Kele diamond drilling continued with 1,370m completed during the quarter. Here, mechanical cutting and sampling of 4.52km of trenches focussed in the Tango West, Konga and
Kukumbokulu prospect areas.
In Sub-Saharan Africa, project generation work is ongoing and new conceptual targets to guide longer term strategies in Africa have been developed.
In the Democratic Republic of the Congo, regional exploration continued on Ashanti Goldfields Kilo (AGK)
5,487km
2
Kilo project. Greenfield exploration activities continued in six projects Lodjo, Issuru, Dala, Alosi Camp
3, Mont Tsi and Petsi. Five diamond holes were drilled at Mont Tsi and drilling has commenced at Issuru to the north of the Mongbwalu project area. Drilling will recommence at Mont Tsi after the completion of a ground geophysical survey.
In Gabon, drilling continued at La Mboumi West and Central on the Ndjolé licence, a joint venture with Dome
Ventures, Renewal applications have been completed for the Ndjole & Mevang JV licences. Geochemical soil sampling and mapping continues over La Mboumi as well as AGA’s Eteke North (Ogooue licence).
In Guinea, regional exploration work, including soil sampling and drilling programmes on Blocks 2, 3 and 4 in the
Siguiri Mine region. A total of 7,360 geochemical soil samples were collected. Encouraging gold in soil geochemical anomalies were revealed by this work.
Additional resource delineation and definition drilling was completed at Saraya in late June. A total of 2,969m of diamond and 3,646m of RC drilling was completed. Assay results from infill drilling include apparent thickness intercepts of 18m @ 5.4g/t Au from 80m, 9m @ 4.91g/t Au from146m and 14m @ 1.9g/t Au from 190 in
SARC277 and: 14m @ 1.25g/t Au from 110m in SARCDD007. Delineation and infill drilling commenced at
Kounkoun, located in Block 3, where twelve holes totalling 2,346m were completed during the quarter, while assay results from this work are pending.
Greenfields exploration in the Middle East & North Africa region is being undertaken by Thani Ashanti; a 50:50
Strategic Alliance between AngloGold Ashanti and Thani Investments. Exploration during Q2 involved diamond drilling at the Hutite prospect, located on the Hodine licence in Egypt. Here 3,043m of diamond drilling was completed during the quarter and results include: 3m @ 4.83g/t Au from 55m, 5m @ 4.61g/t Au from 152m and
5m @ 1.42g/t Au from 163m in HUD004. Most significant results returned this quarter are from the 1,000m long
Central Zone, where mineralisation has been intersected in all seven holes drilled to date.
In Eritrea, follow-up stream sediment geochemistry and mapping is in progress over the targets identified from the 10,000 line km airborne EM, magnetic and radiometric survey at the Kerkasha and Akordat North exploration licences.
The Afar JV with Stratex International has commenced diamond drilling at the Megenta project in Ethiopia. As part of this agreement, Thani Ashanti has a minimum exploration commitment of $1m, and can earn 51% interest in the licences by spending $3m. Results from the upper portion of the first hole contain several ~0.5g/t Au results and some >1g/t Au intercepts from narrow veins. The results are consistent with the envisaged mineralisation model. AngloGold Ashanti increased its stake in Stratex International to an interest of approximately 11.2% through a $5m private placement, meeting the SARB investment requirements of a minimum of 10%
Twenty four exploration licence applications were submitted in Saudi Arabia. The applications form a contiguous block of 2,356km2.
OUTLOOK
Operations were impacted during the first half of the year by a number of factors, which would in themselves have led annual production to the lower end of initial guidance of 4.55Moz to 4.75Moz. These include flooding at
Sunrise Dam, the decision to stop mining the shaft pillar at TauTona for safety reasons, drought at Cripple Creek
& Victor which impacted optimal functioning of the leach pad and lower-than-anticipated grades at Siguiri.
As a result of the operational impacts as outlined above and the strike in South Africa at the end of July, the year guidance is being revised to around 4.45Moz. The lower production, along with higher fuel prices and stronger local operating currencies in Brazil and South Africa result in total cash cost guidance of $725/oz-$740/oz, This assumes an oil price of $114/barrel and average exchange rate of R6.83/$ and equivalent Australian dollar and
Brazilian real rates.
Third quarter production is expected to be around 1.11Moz at a total cash cost of $775/oz. This assumes an oil price of $115/barrel and average exchange rate of R6.75/$ and equivalent Australian dollar and Brazilian real rates.

Review of the Gold Market
Gold price movement and investment markets
Gold price data
During April, the gold price continued to benefit from ongoing economic uncertainty in Europe and the United
States, receiving an additional boost from the threat to the triple A credit rating of the United States. Bullion traded to an intraday high of $1,575/oz at the start of May. However this momentum was not sustained and after a brief correction, the price traded sideways for the balance of the quarter. Many of the factors that drove gold in the first month of the quarter persisted as the European debt crisis worsened. Domestic politics and brinkmanship in the United States saw the debt ceiling impasse adding yet more uncertainty to global financial markets, adding to the metal’s tailwind. Although the latter is likely to be resolved, the ongoing sovereign solvency turmoil in Europe should underpin the gold price going forward. Despite the modest 4.5%
increase in the average gold price in the quarter under review, the increase marks the 10th consecutive quarter of growth and represents gold’s longest winning streak since the 1920s.
Investment demand
ETF holdings for the quarter remained fairly stagnant with net investment for the quarter at around 1.2Moz, growth of less than 2% from its opening position. In contrast, during the second quarter of last year when similar concerns over sovereign risk were escalating, ETF holdings grew by around 9Moz. Not surprisingly, most of the growth can be attributed to European ETFs. The COMEX net long position posted a high of
30.5Mozs in the second quarter, which unsurprisingly coincided with the run in the gold price. Global estimated bar and coin demand from the December 2010 quarter to the June 2011 quarter stands at 1,396 tons, a 49% increased year-on-year; most of the growth is driven by European investors. While ETFs have received alot of press in recent times it is worth noting that the bar and coin market is three times the size of the ETF market. In China, investment demand slowed from the extreme highs of the first quarter, but still recorded year-on-year estimated growth approaching double digits. Outlook for the rest of the year remains good as inflationary pressures continue to weigh on the Chinese economy. Fears over inflation similarly underpin the continuation of India’s record gold demand. In the second quarter of 2010, 154 tons were imported, while in the first two months of this quarter, 192 tons flowed into India. Some 75% of this gold will be destined for the jewellery market.
Official sector
While the ETF markets failed to register growth, the official sector has been relatively active. In the first half of the year central banks bought about 151 tons. Mexico added some 100 tons, significantly increasing its holding from previous levels of 6.9 tons. Russia and Thailand were other notable buyers, further consolidating the trend of developing economies diversifying their central bank holdings. Sales under the third Central Bank Agreement for the current year to date are virtually zero as central banks expand their gold reserves.
Jewellery sales
As mentioned, India’s storming 2011 continued in the second quarter and the jewellery market remained buoyant. Unlike in 2010, consumers now appear accustomed to higher gold prices and many expect it to continue to rise through the year as fuel, food and fast-moving consumer goods show no sign of ending their upward price trajectory. Indian consumers were not perturbed by gold price volatility in the quarter under review as relative Rupee gold price stability helped ameliorate the situation. Unlike their Indian counterparts,
Chinese consumers did exhibit discomfort with the relatively volatile gold price. The second quarter is traditionally a slower quarter in China and the three months through June were no different, although year-
on-year jewellery demand still registered an increase (which may have stretched to double digits). One factor that may have dampened gold purchases was a new drive by commercial banks to attract liquidity by increasing the one-month interest rate for deposits to 7%, while the annual deposit rate is in the region of
3.5%. In the United States, the strategically vital high-end gold market continued to show signs of strength with an estimated growth of 15%. High-end gold brands continue to outperform lower- and mid-end gold plays as the high price of gold continues to gnaw away at gold content in cheaper jewellery. At JCK, the major trade show held in June, most attendees were more upbeat than last year as the industry builds off a stronger, more sustainable base.

Mineral Resource and Ore Reserve
Mineral Resources and Ore Reserves are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC
Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting
of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition).
Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.
Introduction
In January 2011, given the continued rally in the gold price, AngloGold Ashanti committed to publishing its updated Mineral Resource and Ore Reserves using a price higher than the $850/oz that was used to determine the 2010 Ore Reserve.
Mineral Resource
The total Mineral Resource increased from 220.0Moz in December 2010 to 232.6Moz in June 2011. A six
month increase of 15.7Moz occurred before the subtraction of depletion and an increase of 12.6Moz after the subtraction of depletion. It should be noted that changes in economic assumptions from December 2010 to June 2011 resulted in the Mineral Resource increasing by 14.8Moz whilst exploration and modelling resulted in an increase of 4.8Moz. The remaining decrease of 3.9Moz resulted from various other factors.
Depletions from the Mineral Resource for the six months totalled 3.1Moz.
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2010
220.0
Reductions
Siguiri Due to revision of modelling procedures (0.3)
Other Total of non significant changes (1.5)
Additions
Iduapriem Increase in Mineral Resource price 1.2
Geita Combined effect of price and estimation 1.9
La Colosa Due primarily to exploration success 3.8
Obuasi Increase in Mineral Resource price 5.9
Other Total of non significant changes 1.6
Mineral Resource as at 30 June 2011
232.6
Rounding of numbers may results in computational discrepancies
Mineral Resources have been estimated at a gold price of $1,600/oz (2010: $1,100/oz).

ORE RESERVE
The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 74.0Moz in June 2011. A six month increase of 5.4Moz occurred before the subtraction of 2.6Moz for depletion, resulting in an increase of 2.9Moz after the subtraction of depletion. It should be noted that changes in the economic assumptions from December 2010 to June 2011 resulted in the Ore Reserve increasing by 2.3Moz while exploration and modelling resulted in a further increase of 1.1Moz. The remaining increase of 2.0Moz resulted from various other factors.
Ore Reserve
Moz
Ore Reserve as at 31 December 2010
71.2
Reductions
Other Total non-significant changes (0.9)
Additions
Navachab Improved Ore Reserve price 0.5
Obuasi Improved Ore Reserve price 0.6
Cripple Creek and Victor Additional area added to Mine Life Extension Two 0.9
Geita Improved Ore Reserve price 1.0
Other Total non-significant changes 0.7
Ore Reserve as at 30 June 2011
74.0
Rounding of numbers may result in computational discrepancies
Ore reserves have been calculated using a gold price of $1,100/oz (2010: $850/oz).
By-products
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include
21,233t of uranium oxide from the South African operations, 440,270t of sulphur from Brazil and 37.6Moz of silver from Argentina.
Competent persons
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of
Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resources or Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
* A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website
(www.anglogoldashanti.com).

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
as at 30 June 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 24.54 15.16
371.99                11.96
Indicated 731.24 2.83 2,069.76 66.54
Inferred 40.82 13.81 563.55 18.12
Total
796.60
3.77
3,005.29
96.62
Democratic Republic of the Congo
Measured - -
-                       -
Indicated 60.85 3.70 224.89 7.23
Inferred 30.02 3.29 98.90 3.18
Total
90.87
3.56
323.79
10.41
Ghana
Measured 93.99 4.81
452.50                 14.55
Indicated 99.93 3.57 357.24 11.49
Inferred 143.40 3.45 494.20 15.89
Total
337.31
3.87
1,303.94
41.92
Guinea
Measured 39.30 0.62
24.45                  0.79
Indicated 118.24 0.73 86.11 2.77
Inferred 63.87 0.80 51.40 1.65
Total
221.42
0.73
161.95
5.21
Mali
Measured 13.68 1.33
18.15                  0.58
Indicated 62.86 1.57 98.67 3.17
Inferred 19.38 1.53 29.67 0.95
Total
95.92
1.53
146.50
4.71
Namibia
Measured 18.19 0.77
13.93                   0.45
Indicated 102.35 1.22 125.18 4.02
Inferred 16.68 1.15 19.26 0.62
Total
137.22
1.15
158.38
5.09
Tanzania
Measured - -
-                       -
Indicated 110.35 2.82 311.36 10.01
Inferred 33.43 2.98 99.65 3.20
Total
143.78
2.86
411.01
13.21
Australia
Measured 36.51 1.71
62.41                   2.01
Indicated 45.73 2.56 116.91 3.76
Inferred 9.26 4.22 39.05 1.26
Total
91.50
2.39
218.37
7.02
Argentina
Measured 11.66 1.68
19.59                   0.63
Indicated 21.70 3.84 83.36 2.68
Inferred 11.03 3.12 34.40 1.11
Total
44.39
3.09
137.35
4.42
Brazil
Measured 10.81 6.22
67.25                   2.16
Indicated 15.66 6.15 96.25 3.09
Inferred 32.57 6.66 216.77 6.97
Total
59.03
6.44
380.27
12.23
Colombia
Measured - -
-                       -
Indicated 15.78 0.93 14.75 0.47
Inferred 537.93 0.98 525.02 16.88
Total
553.71
0.97
539.77
17.35
United States
Measured 286.41 0.79
227.22                   7.31
Indicated 227.22 0.69 157.13 5.05
Inferred 100.67 0.65 64.98 2.09
Total
614.30
0.73
449.33
14.45
Total
Measured 535.09 2.35
1,257.49                 40.43
Indicated 1,611.92 2.32 3,741.61 120.30
Inferred 1,039.06 2.15 2,236.84 71.92
Total
3,186.07
2.27
7,235.95
232.64
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
as at 30 June 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 7.45 19.60 145.91                   4.69
Indicated 546.22 1.69 925.05 29.74
Inferred 19.64 18.69 367.04 11.80
Total
573.31
2.51
1,437.99
46.23
Democratic Republic of the Congo
Measured - - -                       -
Indicated 27.41 3.07 84.20                  2.71
Inferred 30.02 3.29 98.90                  3.18
Total
57.43
3.19
183.10
5.89
Ghana
Measured 28.28 3.89 109.90                   3.53
Indicated 69.92 3.89 272.22                   8.75
Inferred 109.78 4.02 441.30                 14.19
Total
207.99
3.96
823.42
26.47
Guinea
Measured 0.83 0.54 0.45                   0.01
Indicated 42.39 0.74 31.22                  1.00
Inferred 41.25 0.87 35.73                  1.15
Total
84.47
0.80
67.39
2.17
Mali
Measured 4.69 0.75 3.52                   0.11
Indicated 31.17 1.26 39.35                   1.27
Inferred 18.60 1.56 29.05                   0.93
Total
54.46
1.32
71.92
2.31
Namibia
Measured 6.88 0.53 3.65                  0.12
Indicated 44.56 1.12 50.11                  1.61
Inferred 16.68 1.15 19.26                  0.62
Total
68.13
1.07
73.02
2.35
Tanzania
Measured - - -                       -
Indicated 53.48 2.76 147.65                   4.75
Inferred 33.43 2.98 99.65                   3.20
Total
86.91
2.85
247.31
7.95
Australia
Measured 3.33 0.76 2.52                   0.08
Indicated 16.54 2.46 40.64                   1.31
Inferred 9.26 4.22 39.05                   1.26
Total
29.13
2.82
82.21
2.64
Argentina
Measured 2.24 2.67 5.98                   0.19
Indicated 17.73 2.25 39.88                   1.28
Inferred 11.03 3.12 34.40                   1.11
Total
30.99
2.59
80.27
2.58
Brazil
Measured 3.27 7.01 22.94                   0.74
Indicated 7.11 6.18 43.89                   1.41
Inferred 28.32 6.83 193.44                   6.22
Total
38.70
6.72
260.27
8.37
Colombia
Measured - - -                       -
Indicated 15.78 0.93 14.75                  0.47
Inferred 537.93 0.98 525.02                16.88
Total
553.71
0.97
539.77
17.35
United States
Measured 116.49 0.74 86.77                  2.79
Indicated 136.46 0.67 91.61                  2.95
Inferred 100.67 0.65 64.98                  2.09
Total
353.62
0.69
243.36
7.82
Total
Measured 173.47 2.20 381.63                 12.27
Indicated 1,008.76 1.77 1,780.57                 57.25
Inferred 956.62 2.04 1,947.81                 62.62
Total
2,138.85
1.92
4,110.02
132.14
Rounding of figures may result in computational discrepancies.

ORE RESERVE BY COUNTRY (ATTRIBUTABLE)
as at 30 June 2011
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Proved 10.18 8.21 83.56                  2.69
Probable 188.06 4.44 835.84 26.87
Total
198.24
4.64
919.40
29.56
Democratic Republic of the Congo
Proved - - -                       -
Probable 33.44 4.21 140.69                   4.52
Total
33.44
4.21
140.69
4.52
Ghana
Proved 41.77 3.23 134.74                   4.33
Probable 53.17 4.47 237.74                  7.64
Total
94.94
3.92
372.47
11.98
Guinea
Proved 37.84 0.62 23.39                   0.75
Probable 74.21 0.69 51.53                   1.66
Total
112.05
0.67
74.92
2.41
Mali
Proved 4.43 2.21 9.78                   0.31
Probable 42.85 1.59 68.25                  2.19
Total
47.27
1.65
78.03
2.51
Namibia
Proved 11.30 0.78 8.84                  0.28
Probable 57.79 1.12 64.57                   2.08
Total
69.10
1.06
73.41
2.36
Tanzania
Proved - - -                       -
Probable 56.87 2.86 162.92                   5.24
Total
56.87
2.86
162.92
5.24
Australia
Proved 33.18 1.80 59.89                   1.93
Probable 29.19 2.61 76.27                   2.45
Total
62.37
2.18
136.16
4.38
Argentina
Proved 10.53 1.39 14.69                   0.47
Probable 9.21 4.88 44.94                   1.45
Total
19.74
3.02
59.63
1.92
Brazil
Proved 7.03 5.43 38.15                   1.23
Probable 7.85 5.26 41.27                   1.33
Total
14.88
5.34
79.41
2.55
United States
Proved 169.92 0.83 140.46                   4.52
Probable 90.76 0.72 65.52                   2.11
Total
260.68
0.79
205.98
6.62
Total
Proved 326.17 1.57 513.49                 16.51
Probable 643.41 2.78 1,789.53                 57.53
Total
969.58
2.38
2,303.02
74.04
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
SA Rand million
Notes
Reviewed Unaudited Unaudited Reviewed Unaudited
Revenue
2
11,547
10,402 9,918 21,948 18,371
Gold income
10,680
9,934 9,625 20,614 17,847
Cost of sales 3
(6,412)
(6,469) (6,099) (12,882) (12,159)
(Loss) gain on non-hedge derivatives and other
commodity contracts
4
(14)
11 (3,625) (3) (3,566)
Gross profit (loss)
4,254
3,476 (99) 7,729 2,122
Corporate administration, marketing and other
expenses
(449)
(465) (392) (913) (694)
Exploration costs
(429)
(397) (391) (826) (668)
Other operating expenses
5
(53)
(88) (15) (141) (71)
Special items
6
197
11 (89) 208 (262)
Operating profit (loss)
3,520
2,537 (986) 6,057 427
Interest received
73
55 70 128 134
Exchange (loss) gain
(34)
4 (1) (30) 36
Fair value adjustment on option component of
convertible bonds
499
90 129 589 485
Finance costs and unwinding of obligations
7
(342)
(341) (323) (683) (561)
Fair value adjustment on mandatory convertible
bonds
442
139 - 581 -
Share of equity accounted investments' profit
139
81 89 220 253
Profit (loss) before taxation
4,297
2,565 (1,022) 6,862 774
Taxation
8
(1,013)
(864) (264) (1,877) (822)
Profit (loss) for the period
3,284
1,701 (1,286) 4,985 (48) ( ) ( )
Allocated as follows:
Equity shareholders
3,195
1,658 (1,360) 4,854 (210)
Non-controlling interests
89
43 74 131 162
3,284
1,701 (1,286) 4,985 (48)
Basic earnings (loss) per ordinary share (cents)
1
829
430 (371) 1,259 (57)
Diluted earnings (loss) per ordinary share (cents)
2
826
429 (371) 1,255 (57)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.
The unaudited financial statements for the quarter ended on 30 June 2011 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Financial Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. These financial statements were reviewed (but not audited) by Ernst
& Young, the Group's statutory auditors and approved by the Board of AngloGold Ashanti Limited. Ernst & Young issued an unqualified review opinion which can be inspected at the registered offices of AngloGold Ashanti Limited.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
US Dollar million
Notes
Reviewed Unaudited Unaudited Reviewed Unaudited
Revenue
2
1,704
1,489 1,314 3,194 2,440
Gold income
1,576
1,422 1,275 2,998 2,370
Cost of sales 3
(947)
(926) (810) (1,873) (1,617)
(Loss) gain on non-hedge derivatives and other
commodity contracts
4
(2)
2 (486) - (473)
Gross profit (loss)
627
498 (21) 1,125 280
Corporate administration, marketing and other
expenses
(66)
(66) (51) (132) (91)
Exploration costs
(63)
(57) (52) (120) (89)
Other operating expenses
5
(8)
(13) (2) (21) (10)
Special items
6
29
1 (12) 30 (35)
Operating profit (loss)
519
363 (138) 882 55
Interest received
11
8 9 19 18
Exchange (loss) gain
(6)
- - (5) 5
Fair value adjustment on option component of
convertible bonds
73
15 17 88 64
Finance costs and unwinding of obligations
7
(50)
(49) (43) (99) (75)
Fair value adjustment on mandatory convertible
bonds
64
22 - 87 -
Share of equity accounted investments' profit
21
12 11 32 33
Profit (loss) before taxation
632
371 (144) 1,004 100
Taxation
8
(149)
(123) (33) (273) (109)
Profit (loss) for the period
483
248 (177) 731 (9) ( ) ( )
Allocated as follows:
Equity shareholders
470
241 (187) 711 (30)
Non-controlling interests
13
7 10 20 21
483
248 (177) 731 (9)
Basic earnings (loss) per ordinary share (cents)
1
122
62 (51) 184 (8)
Diluted earnings (loss) per ordinary share (cents)
2
122
62 (51) 184 (8)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
SA Rand million
Reviewed Unaudited Unaudited Reviewed Unaudited
Profit (loss) for the period
3,284
1,701 (1,286) 4,985 (48)
Exchange differences on translation of foreign
operations
23
474 373 497 93
Share of equity accounted investments' other
comprehensive expense
(3)
(2) (4) (5) (4)
Net gain on cash flow hedges
-
- 1 - -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 279
Realised gain on hedges of capital items
1
1 1 2 2
Deferred taxation thereon
(1)
- - (1) (98)
-
1 2 1 183
Net (loss) gain on available-for-sale financial
assets
(189)
(11) 144 (200) 99
Release on disposal and impairment of
available-for-sale financial assets
16
- (41) 16 (41)
Deferred taxation thereon
-
- 12 - 13
(173)
(11) 115 (184) 71
Other comprehensive (expense) income
for the period net of tax
(153)
462 486 309 343
Total comprehensive income (expense)
for the period net of tax
3,131
2,163 (800) 5,294 295
Allocated as follows:
Equity shareholders
3,042
2,120 (874) 5,163 133
Non-controlling interests
89
43 74 131 162
3,131
2,163 (800) 5,294 295
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
US Dollar million
Reviewed Unaudited Unaudited Reviewed Unaudited
Profit (loss) for the period
483
248 (177) 731 (9)
Exchange differences on translation of foreign
operations
25
(48) (84) (23) (62)
Share of equity accounted investments' other
comprehensive expense
(1)
- (1) (1) (1)
Net gain on cash flow hedges
-
- - - -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 37
Realised gain on hedges of capital items
-
- - - -
Deferred taxation thereon
-
- - - (13)
-
- - - 24
Net (loss) gain on available-for-sale financial
assets
(27)
(2) 20 (29) 14
Release on disposal and impairment of
available-for-sale financial assets
2
- (6) 2 (6)
Deferred taxation thereon
-
- 2 - 2
(25)
(2) 16 (27) 10
Other comprehensive expense
for the period net of tax
(1)
(50) (69) (51) (29)
Total comprehensive income (expense)
for the period net of tax
482
198 (246) 680 (38)
Allocated as follows:
Equity shareholders
469
191 (256) 660 (59)
Non-controlling interests
13
7 10 20 21
482
198 (246) 680 (38)
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2011
2011
2010
2010
SA Rand million
Note
Reviewed Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
42,256
41,488 40,600 43,625
Intangible assets
1,357
1,325 1,277 1,272
Investments in associates and equity accounted joint ventures
4,451
4,337 4,087 4,559
Other investments
1,521
1,677 1,555 1,512
Inventories
2,820
2,453 2,268 2,422
Trade and other receivables
1,060
1,099 1,000 1,022
Derivatives
-
- - 19
Deferred taxation
142
87 131 28
Cash restricted for use
172
131 214 345
Other non-current assets
68
68 59 102
53,847
52,665 51,191 54,906
Current assets
Inventories
6,295
6,082 5,848 6,061
Trade and other receivables
1,923
1,878 1,625 1,595
Derivatives
-
17 6 1,148
Current portion of other non-current assets
23
27 4 2
Cash restricted for use
207
123 69 106
Cash and cash equivalents
5,656
4,187 3,776 6,607
14,104
12,314 11,328 15,519
Non-current assets held for sale
12
10 110 653
14,116
12,324 11,438 16,172
TOTAL ASSETS
67,963
64,989 62,629 71,078
,
, , ,
EQUITY AND LIABILITIES
Share capital and premium 11
45,824
45,742 45,678 40,057
Retained earnings and other reserves
(14,500)
(17,641) (19,470) (18,414)
Non-controlling interests
923
874 815 939
Total equity
32,247
28,975 27,023 22,582
Non-current liabilities
Borrowings
16,514
16,991 16,877 12,556
Environmental rehabilitation and other provisions
4,294
4,025 3,873 3,459
Provision for pension and post-retirement benefits
1,274
1,268 1,258 1,189
Trade, other payables and deferred income
131
112 110 150
Derivatives
596
1,093 1,158 852
Deferred taxation
7,073
6,428 5,910 5,200
29,882
29,917 29,186 23,406
Current liabilities
Current portion of borrowings
204
312 886 185
Trade, other payables and deferred income
4,732
4,645 4,630 4,065
Derivatives
-
- - 19,646
Taxation
898
1,140 882 1,134
5,834
6,097 6,398 25,030
Non-current liabilities held for sale
-
- 22 60
5,834
6,097 6,420 25,090
Total liabilities
35,716
36,014 35,606 48,496
TOTAL EQUITY AND LIABILITIES
67,963
64,989 62,629 71,078
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2011
2011
2010
2010
US Dollar million
Note
Reviewed Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,271
6,132 6,180 5,718
Intangible assets
201
196 194 167
Investments in associates and equity accounted joint ventures
661
641 622 598
Other investments
226
248 237 198
Inventories
419
363 345 317
Trade and other receivables
157
162 152 134
Derivatives
-
- - 2
Deferred taxation
21
13 20 4
Cash restricted for use
25
19 33 45
Other non-current assets
10
10 9 13
7,991
7,784 7,792 7,196
Current assets
Inventories
934
899 890 794
Trade and other receivables
286
277 247 209
Derivatives
-
3 1 150
Current portion of other non-current assets
3
4 1 -
Cash restricted for use
31
18 10 14
Cash and cash equivalents
839
619 575 866
2,093
1,820 1,724 2,033
Non-current assets held for sale
2
2 16 86
2,095
1,822 1,740 2,119
TOTAL ASSETS
10,086
9,606 9,532 9,315
,
, , ,
EQUITY AND LIABILITIES
Share capital and premium 11
6,648
6,637 6,627 5,834
Retained earnings and other reserves
(2,000)
(2,483) (2,638) (2,998)
Non-controlling interests
137
129 124 123
Total equity
4,785
4,283 4,113 2,959
Non-current liabilities
Borrowings
2,451
2,511 2,569 1,646
Environmental rehabilitation and other provisions
637
595 589 453
Provision for pension and post-retirement benefits
189
187 191 156
Trade, other payables and deferred income
20
16 17 20
Derivatives
88
162 176 112
Deferred taxation
1,050
950 900 681
4,435
4,421 4,442 3,068
Current liabilities
Current portion of borrowings
30
46 135 24
Trade, other payables and deferred income
703
687 705 533
Derivatives
-
- - 2,575
Taxation
133
169 134 148
866
902 974 3,280
Non-current liabilities held for sale
-
- 3 8
866
902 977 3,288
Total liabilities
5,301
5,323 5,419 6,356
TOTAL EQUITY AND LIABILITIES
10,086
9,606 9,532 9,315
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
SA Rand million
Reviewed Unaudited Unaudited Reviewed Unaudited
Cash flows from operating activities
Receipts from customers
11,127
10,123 10,030 21,250 18,196
Payments to suppliers and employees
(6,286)
(6,596) (6,992) (12,882) (13,632)
Cash generated from operations
4,841
3,527 3,038 8,368 4,564
Dividends received from equity accounted investments
94
203 488 297 605
Taxation received
492
157 - 649 -
Taxation paid
(1,129)
(280) (563) (1,409) (880)
Net cash inflow from operating activities
4,298
3,607 2,963 7,905 4,289
Cash flows from investing activities
Capital expenditure
(2,186)
(1,635) (1,600) (3,821) (2,867)
Proceeds from disposal of tangible assets
45
12 4 57 20
Other investments acquired
(209)
(215) (127) (424) (248)
Acquisition of associates and equity accounted joint ventures
(171)
(166) (99) (337) (171)
Proceeds on disposal of associate
-
- - - 4
Loans advanced to associates and equity accounted joint ventures
(16)
- (6) (16) (23)
Proceeds from disposal of subsidiary
-
62 - 62 -
Cash in subsidiary disposed
-
(77) - (77) -
Proceeds from disposal of investments
186
105 127 291 181
(Increase) decrease in cash restricted for use
(123)
31 36 (92) 33
Interest received
68
54 56 122 116
Loans advanced
-
- (1) - (37)
Repayment of loans advanced
4
- - 4 1
Net cash outflow from investing activities
(2,402)
(1,829) (1,610) (4,231) (2,991)
Cash flows from financing activities
Proceeds from issue of share capital
2
5 26 7 29
Share issue expenses
(2)
- - (2) -
Proceeds from borrowings
39
- 7,383 40 7,647 Proceeds from borrowings
39
- 7,383 40 7,647
Repayment of borrowings
(21)
(1,080) (7,263) (1,101) (9,905)
Finance costs paid
(386)
(122) (301) (508) (376)
Dividends paid
(72)
(306) (182) (378) (443)
Net cash outflow from financing activities
(440)
(1,503) (337) (1,942) (3,048)
Net increase (decrease) in cash and cash equivalents
1,456
275 1,016 1,732 (1,750)
Translation
13
63 245 75 181
Cash and cash equivalents at beginning of period
4,187
3,849 5,346 3,849 8,176
Cash and cash equivalents at end of period
5,656
4,187 6,607 5,656 6,607
Cash generated from operations
Profit (loss) before taxation
4,297
2,565 (1,022) 6,862 774
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
14
(11) 2,878 3 2,206
Amortisation of tangible assets
1,274
1,294 1,173 2,568 2,440
Finance costs and unwinding of obligations
342
341 323 683 561
Environmental, rehabilitation and other expenditure
237
1 (18) 237 13
Special items
93
45 86 139 255
Amortisation of intangible assets
4
4 4 8 7
Deferred stripping
40
141 324 181 528
Fair value adjustment on option component of convertible bonds
(499)
(90) (129) (589) (485)
Fair value adjustment on mandatory convertible bonds
(442)
(139) - (581) -
Interest received
(73)
(55) (70) (128) (134)
Share of equity accounted investments' profit
(139)
(81) (89) (220) (253)
Other non-cash movements
94
43 9 137 31
Movements in working capital
(401)
(531) (431) (932) (1,379)
4,841
3,527 3,038 8,368 4,564
Movements in working capital
Increase in inventories
(587)
(354) (775) (941) (872)
Increase in trade and other receivables
(91)
(497) (199) (589) (501)
Increase (decrease) in trade and other payables
277
320 543 598 (6)
(401)
(531) (431) (932) (1,379)
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2011
2011
2010
2011
2010
US Dollar million
Reviewed Unaudited Unaudited Reviewed Unaudited
Cash flows from operating activities
Receipts from customers
1,641
1,451 1,332 3,092 2,418
Payments to suppliers and employees
(926)
(950) (934) (1,876) (1,814)
Cash generated from operations
715
501 398 1,216 604
Dividends received from equity accounted investments
14
30 63 44 79
Taxation received
73
22 - 95 -
Taxation paid
(167)
(40) (75) (207) (117)
Net cash inflow from operating activities
635
513 386 1,148 566
Cash flows from investing activities
Capital expenditure
(323)
(234) (212) (556) (381)
Proceeds from disposal of tangible assets
7
2 1 8 3
Other investments acquired
(31)
(31) (17) (62) (33)
Acquisition of associates and equity accounted joint ventures
(25)
(24) (13) (49) (23)
Proceeds on disposal of associate
-
- - - 1
Loans advanced to associates and equity accounted joint ventures
(2)
- (1) (2) (3)
Proceeds from disposal of subsidiary
-
9 - 9 -
Cash in subsidiary disposed
-
(11) - (11) -
Proceeds from disposal of investments
27
15 17 42 24
(Increase) decrease in cash restricted for use
(18)
5 5 (13) 4
Interest received
10
8 7 18 15
Loans advanced
-
- - - (5)
Repayment of loans advanced
1
- - 1 -
Net cash outflow from investing activities
(354)
(261) (213) (615) (398)
Cash flows from financing activities
Proceeds from issue of share capital
-
1 3 1 4
Share issue expenses
-
- - - -
Proceeds from borrowings
6
- 995 6 1,029
Repayment of borrowings
(3)
(152) (963) (155) (1,315)
Finance costs paid
(57)
(18) (40) (75) (50)
Dividends paid
(11)
(43) (24) (54) (59)
Net cash outflow from financing activities
(65)
(212) (29) (277) (391)
Net increase (decrease) in cash and cash equivalents
216
40 144 256 (223)
Translation
4
(7) (11) (3) (11)
Cash and cash equivalents at beginning of period
619
586 733 586 1,100
Cash and cash equivalents at end of period
839
619 866 839 866
Cash generated from operations
Profit (loss) before taxation
632
371 (144) 1,004 100
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2
(2) 387 - 293
Amortisation of tangible assets
188
185 156 373 324
Finance costs and unwinding of obligations
50
49 43 99 75
Environmental, rehabilitation and other expenditure
35
- (2) 35 2
Special items
14
7 11 21 34
Amortisation of intangible assets
1
1 - 1 1
Deferred stripping
6
20 43 26 70
Fair value adjustment on option component of convertible bonds
(73)
(15) (17) (88) (64)
Fair value adjustment on mandatory convertible bonds
(64)
(22) - (87) -
Interest received
(11)
(8) (9) (19) (18)
Share of equity accounted investments' profit
(21)
(12) (11) (32) (33)
Other non-cash movements
14
7 1 22 4
Movements in working capital
(58)
(80) (60) (139) (184)
715
501 398 1,216 604
Movements in working capital
Increase in inventories
(92)
(17) (55) (109) (88)
Increase in trade and other receivables
(15)
(66) (17) (81) (61)
Increase (decrease) in trade and other payables
49
3 12 51 (35)
(58)
(80) (60) (139) (184)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses) translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2009
39,834
1,194 (25,739) (174) 414 (285) 6,314 21,558 966 22,524
(Loss) profit for the period (210) (210) 162 (48)
Other comprehensive (expense) income (4) 183 71 93 343 343
Total comprehensive (expense) income
-                 (4)              (210)               183                    71                     -                   93                133                  162                     295
Shares issued
223
223 223
Share-based payment for share awards
net of exercised
4 4 4
Dividends paid (255) (255) (255)
Dividends of subsidiaries - (209) (209)
Transfers to other reserves 26 (26) - -
Translation 9 (39) 10 (20) 20 -
Balance at 30 June 2010
40,057
1,229
(26,243)
(17)
495
(285)
6,407
21,643
939
22,582
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Profit for the period
4,854
4,854
131
4,985
Other comprehensive (expense) income
(5)
1
(184)
497
309
309
Total comprehensive (expense) income
-                  (5)            4,854                     1                (184)                    -                497              5,163                 131               5,294
Shares issued
148
148
148
Share issue expenses
(2)
(2)
(2)
Share-based payment for share awards
net of exercised
127
127
127
Dividends paid
(306)
(306)
(306)
Dividends of subsidiaries
-
(37)
(37)
Translation
6
(35)
1
15
(1)
(14)
14
-
Balance at 30 June 2011
45,824
1,403
(20,924)
(13)
399
(410)
5,045
31,324
923
32,247
Equity holders of the parent
,
,
(
,
)
(
)
(
)
,
,
,
US Dollar million
Balance at 31 December 2009
5,805
161 (2,744) (23) 56 (38) (317) 2,900 130 3,030
(Loss) profit for the period (30) (30) 21 (9)
Other comprehensive (expense) income (1) 24 10 (62) (29) (29)
Total comprehensive (expense) income
-                    (1)               (30)                  24                   10                      -                (62)                 (59)                 21                 (38)
Shares issued 29 29 29
Share-based payment for share awards
net of exercised
- -
Dividends paid (34) (34) (34)
Dividends of subsidiaries - (28) (28)
Transfers to other reserves 3 (3) - -
Translation (2) 2 (1) 1 - -
Balance at 30 June 2010
5,834
161
(2,806)
(2)
65
(37)
(379)
2,836
123
2,959
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Profit for the period
711
711
20
731
Other comprehensive expense
(1)
(27)
(23)
(51)
(51)
Total comprehensive (expense) income
-                      (1)               711                       -                 (27)                   -                 (23)                660                   20                  680
Shares issued
21
21
21
Share-based payment for share awards
net of exercised
19
19
19
Dividends paid
(43)
(43)
(43)
Dividends of subsidiaries
-
(5)
(5)
Translation
(4)
5
1
2
(2)
-
Balance at 30 June 2011
6,648
208
(2,077)
(2)
59
(61)
(127)
4,648
137
4,785
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and six months ended 30 June 2011
Six months ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Reviewed
Unaudited
Unaudited
Reviewed
Unaudited
Reviewed
Unaudited
Unaudited
Reviewed Unaudited
Gold income
South Africa
4,432
3,910 3,842 8,342 6,925
654
560 509 1,214 919
Continental Africa
3,918
3,805 3,378 7,722 6,460
578
545 448 1,123 858
Australasia
629
674 847 1,303 1,691
93
97 113 189 225
Americas
2,335
2,119 2,168 4,454 4,047
344
303 287 647 537
11,313
10,508 10,235 21,821 19,123
1,669
1,505 1,356 3,173 2,540
Equity accounted investments
included above
(633)
(574) (610) (1,207) (1,276)
(93)
(82) (81) (175) (169)
10,680
9,934 9,625 20,614 17,847
1,576
1,422 1,275 2,998 2,370
Six months ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Reviewed
Unaudited
Unaudited
Reviewed
Unaudited
Reviewed
Unaudited
Unaudited
Reviewed Unaudited
Gross profit (loss)
South Africa
1,787
1,469 (14) 3,255 783
264
210 (4) 474 104
Continental Africa
1,658
1,132 (433) 2,790 382
245
163 (61) 407 50
Australasia
(71)
37 76 (34) 53
(10)
5 10 (5) 7
Americas
1,008
1,101 436 2,110 1,345
149
158 56 306 178
Corporate and other
149
(49) 89 100 129
21
(7) 11 14 17
4,531
3,690 154 8,221 2,692
668
529 13 1,196 356
Equity accounted investments
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual members of the Executive
Management team are responsible for geographic regions of the business.
Quarter ended
Quarter ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
SA Rand million
US Dollar million
included above
(278)
(214) (253) (491) (570)
(41)
(31) (34) (71) (76)
4,254
3,476 (99) 7,729 2,122
627
498 (21) 1,125 280
Six months ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited Unaudited
Adjusted gross profit (loss)
excluding hedge buy-back
costs
(1)
South Africa
1,787
1,469 1,168 3,255 1,555
264
210 154 474 205
Continental Africa
1,655
1,132 768 2,787 1,549
244
163 102 407 206
Australasia
(71)
37 1 (34) (24)
(10)
5 - (5) (3)
Americas
1,025
1,090 950 2,115 1,721
151
156 126 307 228
Corporate and other
149
(49) 88 100 129
21
(7) 11 14 17
4,545
3,678 2,975 8,223 4,930
670
527 393 1,197 653
Equity accounted investments
included above
(278)
(214) (253) (491) (570)
(41)
(31) (34) (71) (76)
4,268
3,464 2,723 7,732 4,360
629
497 359 1,126 578
(1)
Refer to note B "Non-GAAP disclosure" for definition.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
Quarter ended
Quarter ended

Segmental reporting (continued)
Six months ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
(1)
South Africa
13,415
12,466
13,919
25,881
25,867
431
401
447
832
832
Continental Africa
11,740
11,287
11,525
23,027
23,168
377
363
371
740
745
Australasia
1,888
2,244
2,692
4,132
6,244
61
72
87
133
201
Americas
6,733
6,306
6,876
13,039
13,306
216
203
221
419
428
33,776
32,303
35,011
66,079
68,586
1,086
1,039
1,126
2,124
2,205
Six months ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Capital expenditure
South Africa
786
663
746
1,449
1,356
116
95
99
211
180
Continental Africa
710
436
380
1,146
584
105
62
50
167
78
Australasia
130
75
81
205
146
19
11
11
30
19
Americas
709
551
491
1,260
884
105
79
65
183
117
Corporate and other
7
14
5
22
16
1
2
1
3
2
2,342
1,740
1,703
4,082
2,986
346
249
226
594
397
Equity accounted investments
included above
(156)
(105)
(102)
(261)
(118)
(23)
(15)
(14)
(38)
(16)
2,186
1,635
1,600
3,821
2,867
323
234
212
556
381
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2011
2011
2010
2010
2011
2011
2010
2010
Reviewed Unaudited Audited Unaudited Reviewed Unaudited Audited Unaudited
SA Rand million
US Dollar million
SA Rand million
US Dollar million
Quarter ended
Quarter ended
Quarter ended
Quarter ended
kg
oz (000)
Total assets
South Africa
15,989
16,275
16,226
17,080
2,373
2,406
2,469
2,238
Continental Africa
27,486
26,682
26,060
29,671
4,079
3,944
3,966
3,889
Australasia
3,830
4,000
3,644
3,374
568
591
555
442
Americas
15,172
14,656
13,855
14,939
2,252
2,166
2,109
1,958
Corporate and other
6,030
3,917
3,384
6,565
895
579
515
860
68,507
65,530
63,169
71,629
10,167
9,686
9,614
9,387
Equity accounted investments
included above
(544)
(541)
(540)
(551)
(81)
(80)
(82)
(72)
67,963
64,989
62,629
71,078
10,086
9,606
9,532
9,315
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter and six months ended 30 June 2011
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34 , JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and six months ended 30 June 2011.
2. Revenue
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun            Mar             Jun
Jun
Jun
Jun
Mar           Jun            Jun               Jun
2011          2011            2010
2011
2010
2011
2011          2010          2011              2010
Reviewed      Unaudited      Unaudited
Reviewed
Unaudited
Reviewed
Unaudited      Unaudited     Reviewed        Unaudited
SA Rand million US Dollar million
Gold income
10,680
9,934 9,625 20,614 17,847
1,576
1,422 1,275 2,998 2,370
By-products (note 3)
458
356 223 814 390
67
51 29 118 52
Royalties received
336
57 - 393 -
50
8 - 57 -
Interest received
73
55 70 128 134
11
8 9 20 18
11,547
10,402 9,918 21,948 18,371
1,704
1,489 1,314 3,194 2,440
3.
Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun           Mar               Jun
Jun
Jun
Jun
Mar           Jun             Jun                 Jun
2011          2011             2010
2011
2010
2011
2011          2010            2011              2010
Reviewed      Unaudited      Unaudited
Reviewed
Unaudited
Reviewed
Unaudited      Unaudited       Reviewed       Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,972)
(5,107) (4,969) (10,079) (9,743)
(733)
(730) (659) (1,464) (1,296)
Insurance reimbursement
-
- 85 - 85
-
- 11 - 11
By-products revenue (note 2)
458
356 223 814 390
67
51 29 118 52
(4,514)
(4,751) (4,661) (9,265) (9,268)
(666)
(679) (619) (1,346) (1,233)
Royalties
(321)
(276) (246) (597) (435)
(47)
(40) (32) (87) (58)
Other cash costs
(48)
(50) (48) (98) (85)
(7)
(7) (7) (14) (11)
Total cash costs
(4,883)
(5,077) (4,955) (9,960) (9,787)
(721)
(726) (658) (1,447) (1,302)
Retrenchment costs
(20)
(28) (26) (47) (78)
(3)
(4) (4) (7) (10)
Rehabilitation and other non-cash costs
(349)
(68) (36) (417) (122)
(52)
(10) (5) (61) (16)
Production costs
(5,251)
(5,173) (5,017) (10,425) (9,987)
(775)
(740) (666) (1,515) (1,329)
Amortisation of tangible assets
(1,274)
(1,294) (1,173) (2,568) (2,440)
(188)
(185) (156) (373) (324)
Amortisation of intangible assets
(4)
(4) (4) (8) (7)
(1)
(1) - (1) (1)
Total production costs
(6,529)
(6,471) (6,193) (13,001) (12,435)
(964)
(925) (822) (1,889) (1,654)
Inventory change
117
2 94 119 275
17
(1) 13 16 37
(6,412)
(6,469) (6,099) (12,882) (12,159)
(947)
(926) (810) (1,873) (1,617)
4.
(Loss) gain on non-hedge derivatives and other commodity contracts
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun            Mar               Jun
Jun
Jun
Jun
Mar             Jun          Jun               Jun
2011           2011              2010
2011
2010
2011
2011             2010         2011            2010
Reviewed       Unaudited        Unaudited
Reviewed
Unaudited
Reviewed
Unaudited        Unaudited    Reviewed      Unaudited
SA Rand million US Dollar million
Loss on realised non-hedge derivatives
-
-              (803)
- (1,327)
-
-              (107)
-           (176)
(Loss) gain on unrealised non-hedge
derivatives
(14)
11         (2,822)
(3) (2,239)
(2)
2              (380)
-            (297)
(14)
11          (3,625)
(3) (3,566)
(2)
2              (486)
-             (473)
Rounding of figures may result in computational discrepancies.

5.
Other operating expenses
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun          Mar        Jun
Jun
Jun
Jun
Mar         Jun          Jun          Jun
2011        2011        2010
2011
2010
2011
2011        2010         2011         2010
Reviewed       Unaudited     Unaudited
Reviewed
Unaudited
Reviewed
Unaudited      Unaudited         Reviewed       Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(26)
(26)            (24)
(51) (48)
(4)
(4)               (3)                   (8)                (7)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and diseases,
governmental fiscal claims and care
and maintenance of old tailings
operations
(27)
(62)                9
(90) (23)
(4)
(9)                  1
(13)                (3)
(53)
(88)           (15)
(141) (71)
(8)
(13)               (2)
(21) (10)
6.     Special items
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun        Mar            Jun
Jun
Jun
Jun
Mar         Jun          Jun         Jun
2011       2011           2010
2011
2010
2011
2011        2010         2011        2010
Reviewed     Unaudited          Unaudited
Reviewed
Unaudited
Reviewed
Unaudited       Unaudited        Reviewed      Unaudited
SA Rand million US Dollar million
Indirect tax expenses and legal claims
(32)
(35)               (35)
(67) (79)
(5)
(5)                 (5)
(10) (11)
Net impairments of tangible assets
(note 9)
(66)
(7)               (62)
(72) (143)
(10)
(1)                (8)
(11) (19)
Black Economic Empowerment
transaction modification costs for
Izingwe (Pty) Ltd
(44)
- - (44) -
(7)
- - (7) -
Impairment of other receivables
(3)
(7)             (19)
(10) (52)
-
(1)                (2)                 (1)                (7)
Contractor termination costs at Geita
Gold Mining Limited
-
- (4) - (8)
-
- - - (1)
Insurance claim recovery
-
- 10 - 10
-
- 1 - 1
Royalties received
(1)
336
57 - 393 -
50
8 - 58 -
Net profit (loss) on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 9)
18
(11)             (24)
7              (35)
3
(2)               (3)                     1                (5)
Impairment of investment (note 9)
(12)
- - (12) -
(2)
- - (2) -
Profit on disposal of investments
(note 9)
-
- 45 - 45
-
- 6 - 6
Profit on disposal of subsidiary
ISS International Limited (note 9)
-
14 - 14 -
-
2 - 2 -
197
11 (89) 208 (262)
29
1 (12) 30 (35)
(1)
The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.
7.      Finance costs and unwinding of obligations
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar                Jun
Jun
Jun
Jun
Mar            Jun            Jun                 Jun
2011           2011               2010
2011
2010
2011
2011           2010           2011               2010
Reviewed       Unaudited         Unaudited
Reviewed
Unaudited
Reviewed
Unaudited      Unaudited      Reviewed       Unaudited
SA Rand million US Dollar million
Finance costs
(250)
(248)              (245)
(498) (386)
(37)
(36)             (33)             (72)                 (52)
Unwinding of obligations, accretion of
convertible bonds and other discounts
(92)
(93)                (78)
(185) (175)
(14)
(13)             (10)             (27)                 (23)
(342)
(341)              (323)
(683) (561)
(50)
(49)              (43)             (99)                (75)
8.      Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun             Mar               Jun
Jun
Jun
Jun
Mar             Jun            Jun                Jun
2011            2011              2010
2011
2010
2011
2011            2010           2011             2010
Reviewed       Unaudited        Unaudited
Reviewed
Unaudited
Reviewed
Unaudited       Unaudited     Reviewed        Unaudited
SA Rand million US Dollar million
South African taxation
Mining tax
-
-                 (84)
- (84)
-
-                 (11)
-                (11)
Non-mining tax
(27)
(10)                (35)
(37) (130)
(4)
(1)                  (5)               (5)
(17)
Under provision prior year
(49)
(5)                (12)
(54) (23)
(7)
(1)                  (2)               (8)                 (3)
Deferred taxation
Temporary differences
(470)
(403)              (122)
(873) (14)
(69)
(58)                (15)
(127)                (1)
Unrealised non-hedge derivatives
and other commodity contracts
-
-                  420
- 260
-
-                    56                   -                 34
Change in estimated deferred tax rate
-
-                  (22)
- 7
-
-                    (3)                   -                    1
(546)
(418)                 146
(964) 16
(80)
(60)                   21
(140)                   3
Foreign taxation
Normal taxation
(351)
(367)             (315)
(718) (652)
(52)
(52)                (42)
(104)             (87)
Over (under) provision prior year
2
-                 (60)
2 (58)
-
-                    (8)                  -                (8)
Deferred taxation
Temporary differences
(118)
(79)               (13)
(198) (105)
(17)
(11)                  (1)
(29) (14)
Unrealised non-hedge derivatives
and other commodity contracts
-
-                  (23)
- (23)
-
-                    (3)                 -                  (3)
(467)
(446)              (410)
(913) (838)
(69)
(63)                (54)
(133) (112)
(1,013)
(864)              (264)
(1,877) (822)
(149)
(123)                 (33)
(273) (109)
Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun          Mar        Jun
Jun
Jun
Jun
Mar            Jun         Jun        Jun
2011          2011      2010
2011
2010
2011
2011           2010        2011       2010
Reviewed   Unaudited  Unaudited Reviewed Unaudited Reviewed Unaudited  Unaudited  Reviewed Unaudited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted by
the following to arrive at headline
earnings (loss):
Profit (loss) attributable to equity
shareholders
3,195
1,658       (1,360)
4,854 (210)
470
241            (187)       711          (30)
Net impairments of tangible assets
(note 6)
66
7              62
72 143
10
1                 8
11 19
Net (profit) loss on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 6)
(18)
11            24
(7) 35
(3)
2                  3         (1)            5
Impairment of investment (note 6)
12
-               -
12 -
2
-                  -           2             -
Profit on disposal of subsidiary
ISS International Limited (note 6)
-
(14)              -
(14) -
-
(2)                 -
(2)              -
Profit on disposal of investments
(note 6)
-
-           (45)
- (45)
-
-                (6)          -            (6)
Impairment of investment in associates
and joint ventures
15
-             15
15 35
2
-                  2          2              5
Taxation on items above - current
portion
6
-               3
7 3
1
-                   -          1              -
Taxation on items above - deferred
portion
(32)
(6)           (14)
(38) (35)
(5)
(1)                (2)        (6)           (5)
3,244
1,656       (1,315)
4,900 (74)
477
241              (181)      718          (12)
Headline earnings (loss) per ordinary
share (cents)
(1)
841
429          (359)
1,271 (20)
124
62                (49)      186           (3)
Diluted headline earnings (loss) per
ordinary share (cents)
(2)
839
428 (359) 1,267 (20)
123
62                (49)      186           (3)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10. Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun                Jun                Jun
2011
2011
2010                2011               2010
Reviewed Unaudited
Unaudited         Reviewed       Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000     600,000,000     600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000         4,280,000        4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000         2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000         5,000,000        5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
381,573,111
381,403,955
362,752,860      381,573,111    362,752,860
E ordinary shares in issue
3,444,060
2,774,290 3,005,932 3,444,060 3,005,932
Total ordinary shares:
385,017,171
384,178,245
365,758,792      385,017,171   365,758,792
A redeemable preference shares
2,000,000
2,000,000
2,000,000         2,000,000       2,000,000
B redeemable preference shares
778,896
778,896
778,896            778,896         778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
381,480,773
381,272,542
362,530,946      381,377,232   362,413,862
E ordinary shares
2,665,595
2,782,784
3,235,727         2,723,866       3,483,676
Fully vested options
1,435,811
1,587,017
1,017,064         1,517,717       1,063,772
Weighted average number of shares
385,582,179
385,642,343
366,783,737      385,618,815    366,961,310
Dilutive potential of share options
1,109,716
834,453 - 1,125,147 -
Diluted number of ordinary shares
(1)
386,691,895
386,476,796
366,783,737       386,743,962   366,961,310
(1)
The basic and diluted number of ordinary shares is the same for the quarter and six months ended June 2010 as the effects of shares for performance related options are anti-dilutive.
11. Share capital and premium
As at
As at
Jun
Mar
Dec
Jun
Jun              Mar             Dec               Jun
2011
2011
2010
2010
2011             2011            2010             2010
Reviewed
Unaudited
Audited
Unaudited
Reviewed         Unaudited
Audited       Unaudited
SA Rand million US Dollar million
Balance at beginning of period
46,343
46,343 40,662 40,662
6,734
6,734            5,935           5,935
Ordinary shares issued
156
61 5,771 210
22
9                812                  28
E ordinary shares cancelled
(13)
(3) (90) (64)
(2)
(1)              (13)                  (9)
Sub-total
46,486
46,401 46,343 40,808
6,754
6,742            6,734          5,954
Redeemable preference shares held within the group
(313)
(313) (313) (313)
(53)
(53)              (53)               (53)
Ordinary shares held within the group
(149)
(136) (139) (199)
(23)
(21)              (22)               (31)
E ordinary shares held within the group
(200)
(210) (213) (239)
(30)
(31)              (32)               (36)
Balance at end of period
45,824
45,742 45,678 40,057
6,648
6,637            6,627         5,834
Rounding of figures may result in computational discrepancies.

12. Exchange rates
Jun
Mar
Dec                 Jun
2011
2011
2010                       2010
Unaudited
Unaudited
Unaudited                   Unaudited
ZAR/USD average for the year to date
6.89
6.99
7.30                 7.52
ZAR/USD average for the quarter
6.78
6.99
6.88                 7.54
ZAR/USD closing
6.74
6.77
6.57                 7.63
ZAR/AUD average for the year to date
7.11
7.03
6.71                 6.71
ZAR/AUD average for the quarter
7.20
7.03
6.80                 6.65
ZAR/AUD closing
7.23
6.99
6.70                 6.38
BRL/USD average for the year to date
1.63
1.67
1.76                 1.80
BRL/USD average for the quarter
1.60
1.67
1.70                 1.79
BRL/USD closing
1.56
1.63
1.67                 1.80
ARS/USD average for the year to date
4.04
4.01
3.91                 3.87
ARS/USD average for the quarter
4.08
4.01
3.96                 3.90
ARS/USD closing
4.11
4.05
3.97                 3.93
13.    Capital  commitments
Jun
Mar
Dec
Jun
Jun               Mar            Dec          Jun
2011
2011
2010
2010
2011             2011           2010         2010
Reviewed
Unaudited
Audited
Unaudited
Reviewed          Unaudited
Audited  Unaudited
SA Rand million
US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
2,719
1,852
1,156
1,809
403
274               176            237
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2011 are detailed below:
Contingencies and guarantees
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
687 102
Other tax disputes – Brazil
(4)
282 42
Indirect taxes – Ghana
(5)
82 12
ODMWA litigation
(6)
- -
Contingent assets
Royalty – Boddington Gold Mine
(7)
Royalty – Tau Lekoa Gold Mine
(8)
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(9)
100 15
1,151
171
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)  Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti C rrego do Sit o
Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $63m,
R425m. The company’s attributable share of the second assessment is approximately $39m, R262m. In
November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$11m, R72m.
AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $31m, R210m.
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $12m, R82m during September
2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Occupational Diseases in Mines and Works Act (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in
2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was
handed down on 3 March 2011.
Following the judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits.
In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.
(7)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R674m. Royalties of $7m, R45m were received during the quarter. Total royalties of $17m, R124m have been received to date.
(8)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz ounces by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R7m were received during the quarter.

(9)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.
15.    Concentration of risk
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:
•
Recoverable value added tax due from the Tanzanian government amounts to $46m, R310m at 30 June 2011
(31 March 2011: $47m, R317m). The last audited value added tax return was for the period ended 31 October
2010 and at the reporting date the audited amount was $47m, R317m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Recoverable fuel duties from the Tanzanian government amounts to $71m, R478m at 30 June 2011 (31 March
2011: $67m, R451m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to
$53m, R357m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $18m, R121m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
16.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17.    Announcements
Restructuring of the Black Economic Empowerment Share Ownership transaction: On 14 April 2011
AngloGold Ashanti announced the proposed restructure of the Black Economic Empowerment transaction (BEE transaction). Shareholders in general meeting approved the restructure on 11 May 2011, by the requisite majority.
Sale of mining area to Blyvooruitzicht Gold Mining Company: On 14 July 2011, AngloGold Ashanti confirmed that it had offered to sell to Blyvooruitzicht Gold Mining Company, a South African incorporated company, some
390,000 square metres of its neighbouring Savuka mining area, for a consideration of R35 million. The area offered for sale was not within the company’s current mine plan. The sale is subject to the finalisation of a binding agreement and the securing of the necessary regulatory approvals.
Acquisition of an interest in First Uranium: On 22 July 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79%) in First Uranium Corporation (First
Uranium), a Canadian incorporated company, from Village Main Reef Limited (Village), a South African incorporated company, at a price of CAD0.60 per share. In addition, Village have granted to AngloGold Ashanti, lock-up rights and rights of first refusal for its remaining approximate 5.7% stake in First Uranium and its holding of approximately R392.8 million convertible bonds issued by First Uranium.
18.    Dividend
The directors declared Interim Dividend No. 110 of 90 (Interim Dividend No. 108: 65) South African cents per ordinary share for the six months ended 30 June 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 25 August
Last date to trade ordinary shares cum dividend Friday, 26 August
Last date to register transfers of certificated securities cum dividend Friday, 26 August
Ordinary shares trade ex dividend Monday, 29 August
Record date Friday, 2 September
Payment date Friday, 9 September
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 29 August 2011 and Friday, 2 September 2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2011
Ex dividend on New York Stock Exchange Wednesday, 31 August
Record date Friday, 2 September
Approximate date for currency conversion Friday, 9 September
Approximate payment date of dividend Monday, 19 September
Assuming an exchange rate of R6.7437/$, the dividend payable per ADS is equivalent to 13.3458 US cents. This compares with the interim dividend of 9.0034 US cents per ADS paid on 20 September 2010. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2011
Last date to trade and to register GhDSs cum dividend Friday, 26 August
GhDSs trade ex dividend Monday, 29 August
Record date Friday, 2 September
Approximate payment date of dividend Monday, 12 September
Assuming an exchange rate of R1/¢0.2243, the dividend payable per share is equivalent to 0.2018 cedis. This compares with the interim dividend of 0.1266 cedis per share paid on 13 September 2010. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Dividend No. E10 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 9 September 2011.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
2 August 2011

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline earnings (loss) (note 9)
3,244
1,656 (1,315) 4,900 (74)
477
241 (181) 718 (12)
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
14
(11) 2,822 3 2,239
2
(2) 380 - 297
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
-
- (398) - (237)
-
- (53) - (31)
Fair value adjustment on option component of convertible bonds
(499)
(90) (129) (589) (485)
(73)
(15) (17) (88) (64)
Fair value adjustment on mandatory convertible bonds
(442)
(139) - (581) -
(64)
(22) - (87) -
Adjusted headline earnings
(1)
2,317
1,415 980 3,733 1,442
342
203 129 544 190
Cents per share
(2)
Adjusted headline earnings
(1)
601
367 267 968 393
89
53 35 141 52
(1)
-
-
-
-
-
-
-
(2)
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.
Adjusted headline earnings
Quarter ended
Six months ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bonds;
Six months ended
US Dollar million
Quarter ended
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
The unrealised fair value change of the warrants on shares and the embedded derivative.
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings is intended to illustrate earnings after adjusting for:
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
Calculated on the basic weighted average number of ordinary shares.
B
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited    Unaudited Unaudited Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to adjusted gross
profit:
(1)
Gross profit (loss)
4,254
3,476 (99) 7,729 2,122
627
498 (21) 1,125 280
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
14
(11) 2,822 3 2,239
2
(2) 380 - 297
Adjusted gross profit
(1)
4,268
3,464 2,723 7,732 4,360
629
497 359 1,126 578
C
Price received
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income (note 2)
10,680
9,934 9,625 20,614 17,847
1,576
1,422 1,275 2,998 2,370
Adjusted for non-controlling interests
(282)
(275) (275) (557) (559)
(42)
(39) (36) (81) (74)
10,398
9,659 9,350 20,057 17,288
1,534
1,383 1,239 2,917 2,296
Loss on realised non-hedge derivatives (note 4)
-
- (803) - (1,327)
-
- (107) - (176)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
633
574 609 1,207 1,276
94
82 81 176 170
Attributable gold income including realised non-hedge
derivatives
11,031
10,233 9,156 21,264 17,237
1,628
1,465 1,213 3,093 2,290
Attributable gold sold - kg / - oz (000)
33,534
32,771 34,447 66,305 67,446
1,078
1,054 1,108 2,132 2,168
Revenue price per unit - R/kg / - $/oz
328,951
312,261 265,806 320,702 255,564
1,510
1,391 1,095 1,451 1,056
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
Adjusted gross profit
Quarter ended
Six months ended
Six months ended
Quarter ended
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Six months ended
Six months ended
SA Rand million / Metric

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
D
Total costs
Total cash costs (note 3)
4,883
5,077 4,955 9,960 9,787
721
726 658 1,447 1,302
Adjusted for non-controlling interests and non-gold producing companies
(45)
(299) (67) (345) (222)
(7)
(43) (9) (50) (30)
Associates' and equity accounted joint ventures' share of
total cash costs
345
349 342 694 682
51
50 45 101 91
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,183
5,127 5,229 10,309 10,247
765
733 694 1,498 1,363
Retrenchment costs (note 3)
20
28 26 47 78
3
4 4 7 10
Rehabilitation and other non-cash costs (note 3)
349
68 36 417 122
52
10 5 61 16
Amortisation of tangible assets (note 3)
1,274
1,294 1,173 2,568 2,440
188
185 156 373 324
Amortisation of intangible assets (note 3)
4
4 4 8 7
1
1 - 1 1
Adjusted for non-controlling interests and non-gold producing companies
(107)
(55) (43) (161) (95)
(16)
(8) (6) (22) (13)
Associates and equity accounted joint ventures' share of
production costs
17
15 14 33 31
2
2 2 4 5
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,740
6,481 6,438 13,221 12,830
995
927 855 1,922 1,707
Gold produced - kg / - oz (000)
33,776
32,303 35,011 66,079 68,586
1,086
1,039 1,126 2,124 2,205
Total cash cost per unit - R/kg / -$/oz
153,441
158,707 149,365 156,015 149,397
705
706 617 705 618
Total production cost per unit - R/kg / -$/oz
199,541
200,632 183,891 200,075 187,065
916
893 759 905 774
E
EBITDA
Operating profit (loss)
3,520
2,537 (986) 6,057 427
519
363 (138) 882 55
Amortisation of tangible assets (note 3)
1,274
1,294 1,173 2,568 2,440
188
185 156 373 324
Amortisation of intangible assets (note 3)
4
4 4 8 7
1
1 - 1 1
Net impairments of tangible assets (note 6)
66
7 62 72 143
10
1 8 11 19
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
14
(11) 2,822 3 2,239
2
(2) 380 - 297
Share of associates' EBITDA
264
181 237 445 555
39
26 32 65 74
Impairment of investment (note 6)
12
- - 12 -
2
- - 2 -
(Profit) loss on disposal and abandonment of assets (note 6)
(18)
11 24 (7) 35
(3)
2 3 (1) 5
Profit on disposal of ISS International Limited (note 6)
-
(14) - (14) -
-
(2) - (2) -
Profit on disposal of investments (note 6)
-
- (45) - (45)
-
- (6) - (6)
5,136
4,009 3,290 9,145 5,801
758
574 435 1,331 769
F
Interest cover
EBITDA (note E)
Quarter ended
Six months ended
Quarter ended
Six months ended
SA Rand million / Metric US Dollar million / Imperial
EBITDA (note E)
5,136
4,009 3,290 9,145 5,801
758
574 435 1,331 769
Finance costs (note 7)
250
248 245 498 386
37
36 33 72 52
Interest cover - times
21
16 13 18 15
20
16 13 18 15
G
Operating cash flow
Net cash inflow (outflow) from operating activities
4,298
3,607 2,963 7,905 4,289
635
513 386 1,148 566
Stay-in-business capital expenditure
(1,480)
(1,114) (1,211) (2,594) (2,091)
(218)
(159) (161) (378) (278)
2,818
2,493 1,752 5,311 2,198
417
354 225 770 288
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2011
2011
2010
2010
2011
2011
2010
2010
Unaudited Unaudited Unaudited Unaudited
Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
32,247
28,975 27,023 22,582
4,785
4,283 4,113 2,959
Mandatory convertible bonds
5,270
5,742 5,739 -
782
849 874 -
37,517
34,717 32,762 22,582
5,567
5,132 4,987 2,959
Number of ordinary shares in issue - million (note 10)
385
384 384 366
385
384 384 366
Net asset value - cents per share
9,744
9,037 8,532 6,174
1,446
1,336 1,299 809
Total equity
32,247
28,975 27,023 22,582
4,785
4,283 4,113 2,959
Mandatory convertible bonds
5,270
5,742 5,739 -
782
849 874 -
Intangible assets
(1,357)
(1,325) (1,277) (1,272)
(201)
(196) (194) (167)
36,160
33,392 31,485 21,310
5,366
4,936 4,793 2,792
Number of ordinary shares in issue - million (note 10)
385
384 384 366
385
384 384 366
Net tangible asset value - cents per share
9,392
8,692 8,199 5,826
1,394
1,285 1,248 763
I
Net debt
Borrowings - long-term portion
11,254
11,259 11,148 12,556
1,670
1,664 1,697 1,646
Borrowings - short-term portion
193
301 876 185
28
44 133 24
Total borrowings
(1)
11,447
11,560 12,024 12,741
1,698
1,708 1,830 1,670
Corporate office lease
(259)
(259) (259) (258)
(38)
(38) (39) (34)
Unamortised portion on the convertible and rated bonds
679
593 757 938
101
88 115 123
Cash restricted for use
(379)
(254) (283) (451)
(56)
(37) (43) (59)
Cash and cash equivalents
(5,656)
(4,187) (3,776) (6,607)
(839)
(619) (575) (866)
Net debt excluding mandatory convertible bonds
5,832
7,453 8,463 6,363
866
1,102 1,288 834
(1) Borrowings exclude the mandatory convertible bonds (note H).
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,962 - - - 2,962
Mined - 000 tons 1,834 486 261 571 3,152
Milled / Treated - 000 tons 1,651 541 243 550 2,983
Yield - oz/t 0.233 0.151 0.092 0.181 0.197
Gold produced - oz (000) 384 82 22 99 587
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,089 - - - 3,089
Yield - oz/t 0.015 - - - 0.016
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 18,444 172 - 18,616
Mined - 000 tons - 36,920 395 7,611 44,926
Treated - 000 tons - 5,872 736 260 6,867
Stripping ratio - ratio - 4.63 7.57 23.32 5.49
Yield - oz/t - 0.049 0.052 0.167 0.054
Gold produced - oz (000) - 288 38 43 370
HEAP LEACH OPERATION
Mined - 000 tons - 1,925 - 17,947 19,872
Placed - 000 tons - 317 - 5,980 6,298
Stripping ratio - ratio - 6.31 - 2.07 2.25
Yield - oz/t - 0.032 - 0.011 0.012
Gold placed - oz (000) - 10 - 68 78
Gold produced - oz (000) - 6 - 74 80
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.21 11.01 40.57 20.73 9.39
TOTAL
Subsidiaries' gold produced - oz (000) 431 313 61 216 1,022
J i t t ' ld d d (000) 64 64
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2011
Joint ventures' gold produced - oz (000) - 64 - - 64
Attributable gold produced - oz (000) 431 377 61 216 1,086
Minority gold produced - oz (000) - 12 - 18 30
Subsidiaries' gold sold - oz (000) 431 310 62 213 1,016
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 431 372 62 213 1,078
Minority gold sold - oz (000) - 12 - 19 30
Spot price - $/oz 1,496 1,496 1,496 1,496 1,496
Price received - $/oz sold 1,516 1,506 1,498 1,507 1,510
Total cash costs - $/oz produced 688 705 1,595 487 705
Total production costs - $/oz produced 905 861 1,745 794 916
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 654 578 93 344 - 1,669 (94) 1,576
Cash costs (330) (277) (97) (160) 25 (839) 51 (788)
By-products revenue 33 2 - 32 1 68 - 67
Total cash costs (297) (275) (97) (129) 26 (772) 51 (721)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (8) (1) (41) - (52) - (52)
Amortisation of assets (89) (52) (8) (38) (4) (191) 2 (189)
Total production costs (390) (335) (106) (208) 21 (1,017) 53 (964)
Inventory change - 1 3 15 - 18 (1) 17
Cost of sales (390) (334) (103) (193) 21 (999) 52 (947)
Adjusted gross profit (loss)
264
244
(10)
151
21
670
(41)
629
Unrealised non-hedge derivatives and other
commodity contracts
- - - (3) - (2) - (2)
Gross profit (loss)
264
245
(10)
149
21
668
(41)
627
Corporate and other costs (3) (4) - (10) (57) (74) - (74)
Exploration - (13) (12) (30) (10) (64) 1 (63)
Intercompany transactions - (11) - (1) 12 - - -
Special items (7) 581 16 1 (562) 29 - 29
Operating profit (loss)
253
797
(6)
109
(595)
559
(40)
519
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - (1) 101 97 - 98
Exchange gain (loss) - (4) - (2) (1) (6) 1 (6)
Share of equity accounted investments profit - - - (3) (3) (5) 26 21
Profit (loss) before taxation 252 792 (6) 104 (497) 645 (13) 632
Taxation (79) (71) 1 (12) (2) (162) 13 (149)
Profit (loss) for the period
174
722
(5)
92
(499)
483
-
483
Equity shareholders 174 717 (5) 92 (508) 470 - 470
Non-controlling interests - 4 - - 9 13 - 13
Operating profit (loss) 253 797 (6) 109 (595) 559 (40) 519
Unrealised non-hedge derivatives and other
commodity contracts
- - - 3 - 2 - 2
Intercompany transactions - 11 - 1 (12) - - -
Special items 8 (550) (3) (1) 555 9 - 9
Share of associates' EBIT - - - (3) - (3) 40 37
EBIT
261
258
(9)
109
(52)
567
-
567
Amortisation of assets 89 52 8 38 4 191 (2) 189
Share of associates' amortisation - - - - - - 2 2
EBITDA
350
310
(1)
147
(48)
758
-
758
Profit (loss) attributable to equity shareholders 174 717 (5) 92 (508) 470 - 470
Special items 8 (550) (3) (1) 555 9 - 9
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (5) - 1 - - (4) - (4)
Headline earnings (loss)
177
167
(7)
91
50
477
-
477
Unrealised non-hedge derivatives and other
commodity contracts
- - - 3 - 2 - 2
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (73) (73) - (73)
Fair value adjustment on mandatory
convertible bonds
- - - - (64) (64) - (64)
Adjusted headline earnings (loss)
177
167
(7)
93
(88)
342
-
342
Ore reserve development capital 68 12 1 17 - 98 - 98
Stay-in-business capital 29 63 2 27 1 122 (1) 121
Project capital 19 30 16 61 - 126 (22) 104
Total capital expenditure
116
105
19
105
1
346
(23)
323
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
2,698 - - - 2,698
Mined - 000 tons 1,718 491 226 514 2,949
Milled / Treated - 000 tons 1,533 544 265 539 2,880
Yield - oz/t 0.230 0.127 0.154 0.193 0.197
Gold produced - oz (000) 353 69 41 104 567
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,960 - - - 2,960
Yield - oz/t 0.016 - - - 0.017
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,452 1,446 - 17,898
Mined - 000 tons - 32,702 3,390 7,233 43,324
Treated - 000 tons - 6,180 646 244 7,070
Stripping ratio - ratio - 3.52 6.13 24.42 4.42
Yield - oz/t - 0.046 0.048 0.157 0.050
Gold produced - oz (000) - 285 31 38 355
HEAP LEACH OPERATION
Mined - 000 tons - 1,640 - 17,280 18,921
Placed - 000 tons - 304 - 5,748 6,052
Stripping ratio - ratio - 6.14 - 2.08 2.24
Yield - oz/t - 0.029 - 0.011 0.012
Gold placed - oz (000) - 9 - 64 73
Gold produced - oz (000) - 7 - 61 68
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.80 10.84 40.58 20.06 9.07
TOTAL
Subsidiaries' gold produced - oz (000) 401 303 72 203 979
J i t t ' ld d d (000) 60 60
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2011
Joint ventures' gold produced - oz (000) - 60 - - 60
Attributable gold produced - oz (000) 401 363 72 203 1,039
Minority gold produced - oz (000) - 11 - 20 32
Subsidiaries' gold sold - oz (000) 401 322 70 203 995
Joint ventures' gold sold - oz (000) - 59 - - 59
Attributable gold sold - oz (000) 401 381 70 203 1,054
Minority gold sold - oz (000) - 12 - 19 31
Spot price - $/oz 1,387 1,387 1,387 1,387 1,387
Price received - $/oz sold 1,397 1,388 1,387 1,386 1,391
Total cash costs - $/oz produced 637 819 1,153 480 706
Total production costs - $/oz produced 871 965 1,304 651 893
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 560 545 97 303 - 1,505 (82) 1,422
Cash costs (282) (307) (83) (150) (5) (827) 50 (777)
By-products revenue 27 2 - 22 - 51 - 51
Total cash costs (255) (305) (83) (128) (5) (776) 50 (726)
Retrenchment costs (3) - - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (8) - (1) - (10) - (10)
Amortisation of assets (89) (46) (11) (39) (2) (188) 2 (186)
Total production costs (349) (359) (94) (169) (7) (977) 52 (925)
Inventory change - (24) 3 21 - - (1) (1)
Cost of sales (349) (383) (91) (147) (7) (977) 52 (926)
Adjusted gross profit (loss)
210
163
5
156
(7)
527
(31)
497
Unrealised non-hedge derivatives and other
commodity contracts
- - - 2 - 2 - 2
Gross profit (loss)
210
163
5
158
(7)
529
(31)
498
Corporate and other costs (2) (3) (2) (14) (58) (79) - (79)
Exploration - (20) (11) (19) (8) (58) 1 (57)
Intercompany transactions - (12) - - 12 - - -
Special items (1) (6) 7 - 1 1 - 1
Operating profit (loss)
207
121
-
124
(59)
393
(30)
363
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) 1 - (2) (4) - (4)
Exchange (loss) gain - (3) - 1 - (2) 2 -
Share of equity accounted investments profit - - - (4) (2) (6) 18 12
Profit (loss) before taxation 206 116 1 121 (63) 381 (10) 371
Taxation (55) (42) (2) (29) (6) (133) 10 (123)
Profit (loss) for the period
151
74
(1)
92
(68)
248
-
248
Equity shareholders 151 69 (1) 87 (64) 241 - 241
Non-controlling interests - 5 - 5 (4) 6 - 7
Operating profit (loss) 207 121 - 124 (59) 393 (30) 363
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Intercompany transactions - 12 - - (12) - - -
Special items 1 1 - - (2) 1 - 1
Share of associates' EBIT - - - (4) (2) (6) 30 24
EBIT
209
134
-
119
(75)
386
-
386
Amortisation of assets 89 46 11 39 2 188 (2) 186
Share of associates' amortisation - - - - - - 2 2
EBITDA
298
180
11
158
(73)
574
-
574
Profit (loss) attributable to equity shareholders 151 69 (1) 87 (64) 241 - 241
Special items 1 1 - - (2) 1 - 1
Share of associates' special items - - - - - - - -
Taxation on items above (1) - - - - (1) - (1)
Headline earnings (loss)
152
70
(1)
87
(66)
241
-
241
Unrealised non-hedge derivatives and other
commodity contracts
- - - (2) - (2) - (2)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - (15) (15) - (15)
Fair value loss on mandatory convertible
- - - - (22) (22) - (22)
Adjusted headline earnings (loss)
152
70
(1)
85
(103)
203
-
203
Ore reserve development capital 65 12 4 15 - 95 - 95
Stay-in-business capital 14 32 2 15 2 65 (1) 64
Project capital 17 18 5 49 - 89 (14) 75
Total capital expenditure
95
62
11
79
2
249
(15)
234
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
3,369 - - - 3,369
Mined - 000 tons 2,064 509 186 499 3,257
Milled / Treated - 000 tons 1,966 484 109 497 3,055
Yield - oz/t 0.207 0.149 0.103 0.175 0.189
Gold produced - oz (000) 407 72 11 87 578
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,841 260 - - 3,101
Yield - oz/t 0.014 0.020 - - 0.015
Gold produced - oz (000) 40 5 - - 45
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,325 1,453 - 17,777
Mined - 000 tons - 31,466 3,426 8,451 43,342
Treated - 000 tons - 6,306 890 309 7,504
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - oz/t - 0.044 0.085 0.166 0.054
Gold produced - oz (000) - 279 75 51 405
HEAP LEACH OPERATION
Mined - 000 tons - 1,504 - 16,853 18,356
Placed - 000 tons - 362 - 5,612 5,974
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - oz/t - 0.030 - 0.014 0.015
Gold placed - oz (000) - 11 - 78 89
Gold produced - oz (000) - 14 - 83 97
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.66 11.23 58.91 23.76 9.16
TOTAL
Subsidiaries' gold produced - oz (000) 447 304 87 221 1,059
J i t t ' ld d d (000) 67 67
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2010
Joint ventures' gold produced - oz (000) - 67 - - 67
Attributable gold produced - oz (000) 447 371 87 221 1,126
Minority gold produced - oz (000) - 12 - 22 34
Subsidiaries' gold sold - oz (000) 437 291 91 221 1,040
Joint ventures' gold sold - oz (000) - 68 - - 68
Attributable gold sold - oz (000) 437 359 91 221 1,108
Minority gold sold - oz (000) - 12 - 22 34
Spot price - $/oz 1,198 1,198 1,198 1,198 1,198
Price received - $/oz sold 1,090 1,109 1,085 1,087 1,095
Total cash costs - $/oz produced 560 702 1,063 416 617
Total production costs - $/oz produced 734 823 1,137 551 759
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
476 412 99 262 - 1,249 (81) 1,169
Cash costs (257) (269) (92) (127) 12 (733) 45 (688)
By-products revenue 7 1 - 20 2 30 - 29
Total cash costs (250) (268) (92) (107) 14 (703) 45 (658)
Retrenchment costs (3) - - - - (4) - (4)
Rehabilitation and other non-cash costs (1) (3) - - - (4) - (5)
Amortisation of assets (74) (43) (6) (34) (2) (158) 2 (156)
Total production costs (329) (313) (98) (141) 11 (870) 47 (822)
Inventory change 6 3 - 4 - 13 - 13
Cost of sales (322) (310) (99) (137) 11 (856) 47 (810)
Adjusted gross profit (loss)
154
102
-
126
11
393
(34)
359
Unrealised non-hedge derivatives and other
commodity contracts
(158) (162) 10 (70) - (380) - (380)
Gross profit (loss)
(4) (61) 10 56 11 13 (34) (21)
Corporate and other costs (2) 4 (1) (3) (52) (54) - (54)
Exploration - (12) (10) (23) (6) (52) - (52)
Intercompany transactions - (8) - - 8 - - -
Special items (8) (7) 6 (1) (2) (12) - (12)
Operating profit (loss)
(14)
(83)
5
29
(41)
(105)
(34)
(138)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- - - 1 (18) (18) - (17)
Exchange gain (loss) - (3) - (2) 7 2 (2) -
Share of equity accounted investments profit - - - - (6) (6) 18 11
Profit (loss) before taxation (14) (87) 5 27 (58) (127) (17) (144)
Taxation 6 (44) 2 (28) 15 (50) 17 (33)
Profit (loss) for the period
(8)
(131)
6
(1)
(43)
(177)
-
(177)
Equity shareholders (8) (134) 6 (5) (46) (187) - (187)
Non-controlling interests - 3 - 4 3 10 - 10
Operating profit (loss) (14) (83) 5 29 (41) (105) (34) (138)
Unrealised non-hedge derivatives and other
commodity contracts
158 162 (10) 70 - 380 - 380
commodity contracts
Intercompany transactions - 8 - - (8) - - -
Special items 8 - (6) 1 2 5 - 5
Share of associates' EBIT - - - - (4) (4) 34 29
EBIT
152
87
(11)
100
(51)
276
-
276
Amortisation of assets 74 43 6 34 2 158 (2) 156
Share of associates' amortisation - - - - - - 2 2
EBITDA
225
130
(4)
133
(49)
435
-
435
Profit (loss) attributable to equity shareholders (8) (134) 6 (5) (46) (187) - (187)
Special items 8 - (6) 1 2 5 - 5
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (1) (1) - - - (2) - (2)
Headline earnings (loss)
(1)
(135)
1
(4)
(42)
(181)
-
(181)
Unrealised non-hedge derivatives and other
commodity contracts
158 162 (10) 70 - 380 - 380
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(56) - 3 - - (53) - (53)
Fair value adjustment on option component
of convertible bonds
- - - - (17) (17) - (17)
Adjusted headline earnings (loss)
101
28
(6)
65
(59)
129
-
129
Ore reserve development capital 62 10 5 11 - 89 - 89
Stay-in-business capital 28 20 3 21 1 73 (1) 72
Project capital 9 20 3 33 - 64 (13) 52
Total capital expenditure
99
50
11
65
1
226
(14)
212
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
5,660 - - - 5,660
Mined - 000 tons 3,552 977 488 1,085 6,102
Milled / Treated - 000 tons 3,183 1,084 508 1,089 5,864
Yield - oz/t 0.231 0.139 0.124 0.187 0.197
Gold produced - oz (000) 737 151 63 203 1,154
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 6,049 - - - 6,049
Yield - oz/t 0.016 - - - 0.016
Gold produced - oz (000) 95 2 - - 98
OPEN-PIT OPERATION
Volume mined - 000 bcy - 34,896 1,617 - 36,514
Mined - 000 tons - 69,621 3,785 14,844 88,250
Treated - 000 tons - 12,052 1,382 504 13,937
Stripping ratio - ratio - 4.05 6.26 23.85 4.92
Yield - oz/t - 0.048 0.050 0.162 0.052
Gold produced - oz (000) - 573 70 82 725
HEAP LEACH OPERATION
Mined - 000 tons - 3,565 - 35,228 38,793
Placed - 000 tons - 621 - 11,729 12,350
Stripping ratio - ratio - 6.23 - 2.07 2.24
Yield - oz/t - 0.030 - 0.011 0.012
Gold placed - oz (000) - 19 - 132 151
Gold produced - oz (000) - 14 - 134 148
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.01 10.92 40.57 20.40 9.23
TOTAL
Subsidiaries' gold produced - oz (000) 832 617 133 419 2,001
J i t t ' ld d d (000) 123 123
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2011
Joint ventures' gold produced - oz (000) - 123 - - 123
Attributable gold produced - oz (000) 832 740 133 419 2,124
Minority gold produced - oz (000) - 23 - 38 62
Subsidiaries' gold sold - oz (000) 832 632 132 415 2,011
Joint ventures' gold sold - oz (000) - 121 - - 121
Attributable gold sold - oz (000) 832 753 132 415 2,132
Minority gold sold - oz (000) - 24 - 37 61
Spot price - $/oz 1,441 1,441 1,441 1,441 1,441
Price received - $/oz sold 1,458 1,446 1,439 1,448 1,451
Total cash costs - $/oz produced 663 761 1,355 484 705
Total production costs - $/oz produced 889 912 1,505 725 905
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 1,214 1,123 189 647 - 3,173 (176) 2,998
Cash costs (612) (584) (181) (310) 20 (1,666) 101 (1,565)
By-products revenue 60 3 1 54 1 119 - 118
Total cash costs (552) (580) (180) (256) 21 (1,548) 101 (1,447)
Retrenchment costs (5) - - (2) - (7) - (7)
Rehabilitation and other non-cash costs (4) (16) (1) (41) - (62) - (61)
Amortisation of assets (178) (98) (19) (77) (6) (379) 4 (374)
Total production costs (739) (694) (200) (377) 14 (1,995) 106 (1,889)
Inventory change (1) (23) 6 36 - 18 (2) 16
Cost of sales (740) (717) (194) (340) 14 (1,976) 104 (1,873)
Adjusted gross profit (loss)
474
407
(5)
307
14
1,197
(71)
1,126
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - - - -
Gross profit (loss)
474
407
(5)
306
14
1,196
(71)
1,125
Corporate and other costs (5) (7) (2) (24) (115) (153) - (153)
Exploration - (33) (23) (49) (18) (122) 2 (120)
Intercompany transactions - (23) - (1) 24 - - -
Special items (8) 574 23 1 (561) 30 - 30
Operating profit (loss)
460
918
(6)
234
(654)
952
(70)
882
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (3) - (1) 100 94 1 95
Exchange (loss) gain - (7) - (1) - (8) 3 (5)
Share of equity accounted investments profit - - - (7) (5) (12) 44 32
Profit (loss) before taxation 458 908 (6) 225 (560) 1,026 (22) 1,004
Taxation (133) (113) - (41) (8) (295) 22 (273)
Profit (loss) for the period
325
796
(6)
184
(568)
731
-
731
Equity shareholders 325 786 (6) 179 (572) 711 - 711
Non-controlling interests - 10 - 5 5 20 - 20
Operating profit (loss) 460 918 (6) 234 (654) 952 (70) 882
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - - - -
Intercompany transactions - 23 - 1 (24) - - -
Special items 9 (549) (3) (1) 554 9 - 9
Share of associates' EBIT - - - (7) (3) (9) 70 61
EBIT
469
392
(9)
228
(127)
953
-
953
Amortisation of assets 178 98 19 77 6 379 (4) 374
Share of associates' amortisation - - - - - - 4 4
EBITDA
648
490
10
305
(121)
1,331
-
1,331
Profit (loss) attributable to equity shareholders 325 786 (6) 179 (572) 711 - 711
Special items 9 (549) (3) (1) 554 9 - 9
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (5) - 1 - - (5) - (5)
Headline earnings (loss)
328
237
(8)
178
(17)
718
-
718
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - - - -
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (88) (88) - (88)
Fair value loss on mandatory convertible
- - - - (87) (87) - (87)
Adjusted headline earnings (loss)
328
237
(8)
178
(191)
544
-
544
Ore reserve development capital 133 24 5 31 - 193 - 193
Stay-in-business capital 43 95 4 42 3 187 (2) 185
Project capital 35 47 21 111 - 215 (36) 179
Total capital expenditure
211
167
30
183
3
594
(38)
556
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 ft
2
6,813 - - - 6,813
Mined - 000 tons 4,138 1,098 352 937 6,525
Milled / Treated - 000 tons 3,842 1,045 253 1,002 6,143
Yield - oz/t 0.197 0.156 0.134 0.183 0.185
Gold produced - oz (000) 757 163 34 184 1,138
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 5,519 549 - - 6,068
Yield - oz/t 0.013 0.022 - - 0.014
Gold produced - oz (000) 74 12 - - 86
OPEN-PIT OPERATION
Volume mined - 000 bcy - 32,568 3,262 - 35,829
Mined - 000 tons - 63,995 7,713 15,573 87,281
Treated - 000 tons - 11,706 1,734 589 14,029
Stripping ratio - ratio - 3.83 5.60 25.09 4.81
Yield - oz/t - 0.045 0.096 0.171 0.057
Gold produced - oz (000) - 528 167 101 796
HEAP LEACH OPERATION
Mined - 000 tons - 2,280 - 34,336 36,616
Placed - 000 tons - 697 - 11,292 11,989
Stripping ratio - ratio - 6.13 - 2.03 2.14
Yield - oz/t - 0.042 - 0.014 0.016
Gold placed - oz (000) - 29 - 159 188
Gold produced - oz (000) - 41 - 143 185
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.16 11.33 68.77 23.46 8.88
TOTAL
Subsidiaries' gold produced - oz (000) 832 596 201 428 2,056
J i t t ' ld d d (000) 149 149
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2010
Joint ventures' gold produced - oz (000) - 149 - - 149
Attributable gold produced - oz (000) 832 745 201 428 2,205
Minority gold produced - oz (000) - 25 - 46 71
Subsidiaries' gold sold - oz (000) 803 587 204 427 2,020
Joint ventures' gold sold - oz (000) - 148 - - 148
Attributable gold sold - oz (000) 803 735 204 427 2,168
Minority gold sold - oz (000) - 25 - 46 71
Spot price - $/oz 1,154 1,154 1,154 1,154 1,154
Price received - $/oz sold 1,054 1,067 1,039 1,049 1,056
Total cash costs - $/oz produced 590 666 988 416 618
Total production costs - $/oz produced 796 795 1,067 553 774
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
846 813 212 493 - 2,364 (170) 2,195
Cash costs (507) (513) (199) (247) 20 (1,445) 91 (1,354)
By-products revenue 16 2 - 33 1 52 - 52
Total cash costs (491) (511) (198) (214) 21 (1,393) 91 (1,302)
Retrenchment costs (9) - - (1) - (11) - (10)
Rehabilitation and other non-cash costs (3) (13) - - - (16) - (16)
Amortisation of assets (159) (84) (16) (67) (4) (330) 4 (325)
Total production costs (662) (608) (214) (282) 17 (1,749) 95 (1,654)
Inventory change 21 1 (1) 17 - 38 (1) 37
Cost of sales (641) (607) (215) (265) 17 (1,711) 94 (1,617)
Adjusted gross profit (loss)
205
206
(3)
228
17
653
(76)
578
Unrealised non-hedge derivatives and other
commodity contracts
(101) (156) 10 (51) - (297) - (297)
Gross profit (loss)
104
50
7
178
17
356
(76)
280
Corporate and other costs (4) (1) (1) (11) (84) (102) - (102)
Exploration - (24) (18) (37) (10) (90) 1 (89)
Intercompany transactions - (13) (1) (1) 14 - - -
Special items (17) (23) 6 - (1) (35) - (35)
Operating profit (loss)
83
(12)
(7)
128
(63)
129
(74)
55
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (3) - 1 9 7 1 7
Exchange gain (loss) - (2) - (2) 12 8 (2) 5
Share of equity accounted investments
profit (loss)
- - - - (10) (10) 43 33
Profit (loss) before taxation 83 (17) (7) 127 (53) 134 (33) 100
Taxation (12) (80) 1 (66) 15 (142) 33 (109)
Profit (loss) for the period
71
(97)
(6)
61
(38)
(9)
-
(9)
Equity shareholders 71 (103) (6) 50 (42) (30) - (30)
Non-controlling interests - 6 - 11 4 21 - 21
Operating profit (loss) 83 (12) (7) 128 (63) 129 (74) 55
Unrealised non-hedge derivatives and other
101 156 (10) 51 297 297
Un
commodity contracts
101 156 (10) 51 - 297 - 297
Intercompany transactions - 13 1 1 (14) - - -
Special items 12 10 (6) - 1 18 - 18
Share of associates' EBIT - - - - (5) (5) 75 69
EBIT
196
167
(22)
180
(82)
439
-
439
Amortisation of assets 159 84 16 67 4 330 (4) 325
Share of associates' amortisation - - - - - - 4 4
EBITDA
355
251
(6)
246
(78)
769
-
769
Profit (loss) attributable to equity shareholders 71 (103) (6) 50 (42) (30) - (30)
Special items 12 10 (6) - 1 18 - 18
Share of associates' special items - - - - 5 5 - 5
Taxation on items above (2) (3) - - - (4) - (4)
Headline earnings (loss)
81
(96)
(11)
50
(37)
(12)
-
(12)
Unrealised non-hedge derivatives and
other commodity contracts
101 156 (10) 51 - 297 - 297
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(34) - 3 - - (31) - (31)
Fair value adjustment on option component
of convertible bond
- - - - (64) (64) - (64)
Adjusted headline earnings (loss)
148
60
(18)
101
(101)
190
-
190
Ore reserve development capital 116 17 9 23 - 166 - 166
Stay-in-business capital 44 29 5 34 2 114 (2) 112
Project capital 20 32 6 60 - 117 (14) 103
Total capital expenditure
180
78
19
117
2
397
(16)
381
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
275 - - - 275
Mined - 000 tonnes 1,664 441 237 518 2,860
Milled / Treated - 000 tonnes 1,497 490 220 499 2,707
Yield - g/t 7.97 5.19 3.15 6.20 6.75
Gold produced - kg 11,937 2,546 693 3,094 18,270
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,803 - - - 2,803
Yield - g/t 0.53 - - - 0.54
Gold produced - kg 1,478 36 - - 1,514
OPEN-PIT OPERATION
Volume mined - 000 bcm - 14,101 131 - 14,232
Mined - 000 tonnes - 33,493 358 6,905 40,756
Treated - 000 tonnes - 5,327 667 236 6,230
Stripping ratio - ratio - 4.63 7.57 23.32 5.49
Yield - g/t - 1.68 1.79 5.74 1.85
Gold produced - kg - 8,963 1,195 1,352 11,510
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,746 - 16,282 18,028
Placed - 000 tonnes - 288 - 5,425 5,713
Stripping ratio - ratio - 6.31 - 2.07 2.25
Yield - g/t - 1.10 - 0.39 0.42
Gold placed - kg - 317 - 2,100 2,417
Gold produced - kg - 195 - 2,287 2,482
PRODUCTIVITY PER EMPLOYEE
Actual - g 193 343 1,262 645 292
TOTAL
Subsidiaries' gold produced - kg 13,415 9,758 1,888 6,733 31,794
J i t t ' ld d d k 1 982 1 982
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2011
Joint ventures' gold produced - kg - 1,982 - - 1,982
Attributable gold produced - kg 13,415 11,740 1,888 6,733 33,776
Minority gold produced - kg - 362 - 563 925
Subsidiaries' gold sold - kg 13,420 9,649 1,925 6,612 31,606
Joint ventures' gold sold - kg - 1,928 - - 1,928
Attributable gold sold - kg 13,420 11,577 1,925 6,612 33,534
Minority gold sold - kg - 363 - 577 941
Spot price - R/kg 326,078 326,078 326,078 326,078 326,078
Price received - R/kg sold 330,266 328,101 326,549 328,472 328,951
Total cash costs - R/kg produced 149,788 153,485 347,372 106,092 153,441
Total production costs - R/kg produced 197,117 187,545 379,933 173,081 199,541
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
JUNE 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 4,432 3,918 629 2,335 - 11,313 (633) 10,680
Cash costs (2,236) (1,877) (658) (1,086) 169 (5,687) 347 (5,340)
By-products revenue 226 11 2 215 4 459 (2) 458
Total cash costs (2,009) (1,865) (656) (871) 173 (5,228) 345 (4,883)
Retrenchment costs (15) - - (5) - (20) - (20)
Rehabilitation and other non-cash costs (14) (56) (6) (276) - (351) 2 (349)
Amortisation of assets (606) (349) (56) (258) (24) (1,293) 15 (1,278)
Total production costs (2,644) (2,270) (717) (1,409) 149 (6,892) 362 (6,529)
Inventory change (1) 7 18 100 - 124 (7) 117
Cost of sales (2,645) (2,263) (700) (1,309) 149 (6,768) 355 (6,412)
Adjusted gross profit (loss)
1,787
1,655
(71)
1,025
149
4,545
(278)
4,268
Unrealised non-hedge derivatives and other
commodity contracts
- 3 - (17) - (14) - (14)
Gross profit (loss)
1,787
1,658
(71)
1,008
149
4,531
(278)
4,254
Corporate and other costs (21) (26) (1) (67) (386) (501) (1) (502)
Exploration (2) (87) (80) (202) (67) (437) 8 (429)
Intercompany transactions - (75) - (5) 80 - - -
Special items (47) 3,973 112 6 (3,847) 197 - 197
Operating profit (loss)
1,718
5,442
(40)
741
(4,070)
3,791
(271)
3,520
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(7) (11) (2) (7) 697 670 2 672
Exchange gain (loss) - (24) - (12) (5) (41) 7 (34)
Share of equity accounted investments
profit (loss)
- - - (18) (18) (37) 175 139
Profit (loss) before taxation 1,711 5,408 (43) 703 (3,396) 4,383 (86) 4,297
Taxation (533) (479) 9 (80) (16) (1,099) 86 (1,013)
Profit (loss) for the period
1,178
4,929
(34)
623
(3,412)
3,284
-
3,284
Equity shareholders 1,178 4,899 (34) 622 (3,470) 3,195 - 3,195
Non-controlling interests - 29 - 1 58 89 - 89
Operating profit (loss) 1,718 5,442 (40) 741 (4,070) 3,791 (271) 3,520
Unrealised non-hedge derivatives and other
(3) 17 14 14

commodity contracts
- (3) - 17 - 14 - 14
Intercompany transactions - 75 - 5 (80) - - -
Special items 51 (3,766) (20) (7) 3,802 60 - 60
Share of associates' EBIT - - - (18) (3) (21) 271 249
EBIT
1,769
1,748
(60)
737
(352)
3,843
-
3,843
Amortisation of assets 606 349 56 258 24 1,293 (15) 1,278
Share of associates' amortisation - - - - - - 15 15
EBITDA
2,375
2,098
(5)
995
(328)
5,136
-
5,136
Profit (loss) attributable to equity shareholders 1,178 4,899 (34) 622 (3,470) 3,195 - 3,195
Special items 51 (3,766) (20) (7) 3,802 60 - 60
Share of associates' special items - - - - 15 15 - 15
Taxation on items above (31) (1) 6 - - (26) - (26)
Headline earnings (loss)
1,198
1,133
(48)
615
347
3,244
-
3,244
Unrealised non-hedge derivatives and
other commodity contracts
- (3) - 17 - 14 - 14
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (499) (499) - (499)
Fair value loss on mandatory convertible
- - - - (442) (442) - (442)
Adjusted headline earnings (loss)
1,198
1,130
(48)
632
(594)
2,317
-
2,317
Ore reserve development capital 462 81 8 113 - 663 - 663
Stay-in-business capital 198 428 11 180 7 825 (8) 817
Project capital 126 201 111 415 - 854 (148) 706
Total capital expenditure
786
710
130
709
7
2,342
(156)
2,186
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
251 - - - 251
Mined - 000 tonnes 1,558 445 205 467 2,676
Milled / Treated - 000 tonnes 1,390 493 240 489 2,613
Yield - g/t 7.89 4.37 5.29 6.60 6.75
Gold produced - kg 10,974 2,154 1,271 3,229 17,628
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,685 - - - 2,685
Yield - g/t 0.56 - - - 0.57
Gold produced - kg 1,493 35 - - 1,527
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,578 1,105 - 13,683
Mined - 000 tonnes - 29,666 3,075 6,561 39,303
Treated - 000 tonnes - 5,606 586 221 6,414
Stripping ratio - ratio - 3.52 6.13 24.42 4.42
Yield - g/t - 1.58 1.66 5.37 1.72
Gold produced - kg - 8,867 973 1,189 11,029
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,488 - 15,676 17,164
Placed - 000 tonnes - 276 - 5,215 5,491
Stripping ratio - ratio - 6.14 - 2.08 2.24
Yield - g/t - 0.99 - 0.38 0.41
Gold placed - kg - 272 - 2,002 2,274
Gold produced - kg - 232 - 1,888 2,119
PRODUCTIVITY PER EMPLOYEE
Actual - g 180 337 1,262 624 282
TOTAL
Subsidiaries' gold produced - kg 12,466 9,429 2,244 6,306 30,445
J i t t ' ld d d k 1 858 1 858
METRIC OPERATING RESULTS
QUARTER ENDED MARCH 2011
Joint ventures' gold produced - kg - 1,858 - - 1,858
Attributable gold produced - kg 12,466 11,287 2,244 6,306 32,303
Minority gold produced - kg - 356 - 634 989
Subsidiaries' gold sold - kg 12,465 10,001 2,168 6,299 30,933
Joint ventures' gold sold - kg - 1,838 - - 1,838
Attributable gold sold - kg 12,465 11,839 2,168 6,299 32,771
Minority gold sold - kg - 381 - 576 956
Spot price - R/kg 311,511 311,511 311,511 311,511 311,511
Price received - R/kg sold 313,682 311,339 310,879 311,657 312,261
Total cash costs - R/kg produced 143,256 184,129 258,724 107,929 158,707
Total production costs - R/kg produced 195,878 217,000 292,533 146,254 200,632
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 3,910 3,805 674 2,119 - 10,508 (574) 9,934
Cash costs (1,971) (2,145) (582) (1,049) (36) (5,783) 349 (5,433)
By-products revenue 185 12 2 155 3 357 (1) 356
Total cash costs (1,786) (2,132) (581) (894) (33) (5,426) 349 (5,077)
Retrenchment costs (21) (1) - (6) - (28) 1 (28)
Rehabilitation and other non-cash costs (12) (53) - (4) - (69) - (68)
Amortisation of assets (623) (323) (76) (274) (16) (1,312) 14 (1,298)
Total production costs (2,442) (2,509) (656) (1,178) (49) (6,835) 364 (6,471)
Inventory change - (163) 19 149 - 6 (3) 2
Cost of sales (2,441) (2,672) (637) (1,030) (49) (6,830) 360 (6,469)
Adjusted gross profit (loss)
1,469
1,133
37
1,090
(49)
3,678
(214)
3,464
Unrealised non-hedge derivatives and other
commodity contracts
- (1) - 12 - 11 - 11
Gross profit (loss)
1,469
1,132
37
1,101
(49)
3,690
(214)
3,476
Corporate and other costs (14) (24) (11) (95) (407) (551) (2) (553)
Exploration (2) (138) (76) (133) (55) (403) 6 (397)
Intercompany transactions - (83) - (3) 86 - - -
Special items (5) (44) 49 1 10 11 - 11
Operating profit (loss)
1,448
843
-
871
(415)
2,747
(210)
2,537
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(10) (11) 6 (2) (41) (58) 2 (57)
Exchange gain (loss) - (24) - 9 2 (13) 16 4
Share of equity accounted investments
profit (loss)
- - - (28) (16) (44) 125 81
Profit (loss) before taxation 1,437 809 6 850 (470) 2,632 (67) 2,565
Taxation (382) (293) (12) (205) (39) (931) 67 (864)
Profit (loss) for the period
1,056
516
(7)
645
(509)
1,701
-
1,701
Equity shareholders 1,056 480 (7) 610 (480) 1,658 - 1,658
Non-controlling interests - 36 - 35 (29) 43 - 43
Operating profit (loss) 1,448 843 - 871 (415) 2,747 (210) 2,537
Unrealised non-hedge derivatives and other
1 (12) (11) (11)

commodity contracts
- 1 - (12) - (11) - (11)
Intercompany transactions - 83 - 3 (86) - - -
Special items 10 9 - (2) (14) 4 - 4
Share of associates' EBIT - - - (28) (15) (43) 210 167
EBIT
1,457
936
-
833
(530)
2,696
-
2,696
Amortisation of assets 623 323 76 274 16 1,312 (14) 1,298
Share of associates' amortisation - - - - - - 14 14
EBITDA
2,081
1,259
75
1,107
(514)
4,009
-
4,009
Profit (loss) attributable to equity shareholders 1,056 480 (7) 610 (480) 1,658 - 1,658
Special items 10 9 - (2) (14) 4 - 4
Share of associates' special items - - - - - - - -
Taxation on items above (5) - - - - (6) - (6)
Headline earnings (loss)
1,060
489
(7)
608
(494)
1,656
-
1,656
Unrealised non-hedge derivatives and
other commodity contracts
- 1 - (12) - (11) - (11)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (90) (90) - (90)
Fair value loss on mandatory convertible
- - - - (139) (139) - (139)
Adjusted headline earnings (loss)
1,060
490
(7)
596
(724)
1,415
-
1,415
Ore reserve development capital 453 86 25 102 - 666 - 666
Stay-in-business capital 95 225 15 105 14 454 (6) 448
Project capital 116 125 35 344 - 620 (99) 521
Total capital expenditure
663
436
75
551
14
1,740
(105)
1,635
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined - 000 m
2
313 - - - 313
Mined - 000 tonnes 1,872 461 169 452 2,955
Milled / Treated - 000 tonnes 1,783 439 99 451 2,772
Yield - g/t 7.10 5.12 3.53 6.01 6.49
Gold produced - kg 12,665 2,249 349 2,710 17,973
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,577 236 - - 2,813
Yield - g/t 0.49 0.67 - - 0.50
Gold produced - kg 1,253 158 - - 1,411
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,481 1,111 - 13,591
Mined - 000 tonnes - 28,545 3,108 7,666 39,320
Treated - 000 tonnes - 5,721 807 280 6,808
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - g/t - 1.52 2.90 5.68 1.85
Gold produced - kg - 8,668 2,343 1,593 12,604
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,364 - 15,288 16,653
Placed - 000 tonnes - 328 - 5,091 5,419
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - g/t - 1.04 - 0.48 0.51
Gold placed - kg - 340 - 2,427 2,767
Gold produced - kg - 450 - 2,573 3,023
PRODUCTIVITY PER EMPLOYEE
Actual - g 176 349 1,832 739 285
TOTAL
Subsidiaries' gold produced - kg 13,919 9,430 2,692 6,876 32,916
k 2 095 2 095
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2010
Joint ventures' gold produce - kg - 2,095 - - 2,095
Attributable gold produced - kg 13,919 11,525 2,692 6,876 35,011
Minority gold produced - kg - 371 - 687 1,058
Subsidiaries' gold sold - kg 13,581 9,047 2,837 6,877 32,341
Joint ventures' gold sold - kg - 2,106 - - 2,106
Attributable gold sold - kg 13,581 11,153 2,837 6,877 34,447
Minority gold sold - kg - 371 - 682 1,053
Spot price - R/kg 290,579 290,579 290,579 290,579 290,579
Price received - R/kg sold 264,841 269,178 261,744 263,918 265,806
Total cash costs - R/kg produced 135,419 170,075 257,247 100,619 149,365
Total production costs - R/kg produced 177,715 199,330 275,057 133,519 183,891
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
JUNE 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,597 3,109 742 1,983 - 9,432 (609) 8,822
Cash costs (1,937) (2,024) (694) (958) 92 (5,521) 343 (5,178)
By-products revenue 53 8 2 149 13 224 (1) 223
Total cash costs (1,885) (2,016) (692) (808) 105 (5,297) 342 (4,955)
Retrenchment costs (23) - - (3) - (27) - (26)
Rehabilitation and other non-cash costs (11) (22) - - - (33) (3) (36)
Amortisation of assets (554) (321) (48) (253) (16) (1,193) 16 (1,176)
Total production costs (2,474) (2,359) (740) (1,065) 89 (6,549) 356 (6,193)
Inventory change 45 17 (1) 32 - 93 1 94
Cost of sales (2,428) (2,342) (741) (1,033) 89 (6,456) 357 (6,099)
Adjusted gross profit (loss)
1,168
768
1
950
88
2,975
(253)
2,723
Unrealised non-hedge derivatives and other
commodity contracts
(1,182) (1,201) 75 (514) - (2,822) - (2,822)
Gross (loss) profit
(14)
(433)
76
436
89
154
(253)
(99)
Corporate and other costs (14) 31 (6) (24) (395) (407) (1) (408)
Exploration (1) (92) (78) (171) (49) (391) - (391)
Intercompany transactions - (57) (2) (3) 62 - - -
Special items (61) (51) 46 (8) (16) (89) - (89)
Operating profit (loss)
(90)
(602)
36
231
(308)
(733)
(253)
(986)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
2 (3) 2 6 (133) (127) 3 (124)
Exchange gain (loss) - (27) - (17) 57 13 (14) (1)
Share of equity accounted investments profit - - - - (47) (47) 136 89
Profit (loss) before taxation (87) (632) 38 219 (432) (894) (128) (1,022)
Taxation 38 (334) 12 (218) 109 (393) 128 (264)
Profit (loss) for the period
(49)
(966)
50
1
(323)
(1,286)
-
(1,286)
Equity shareholders (49) (989) 50 (27) (345) (1,360) - (1,360)
Non-controlling interests - 23 - 29 22 74 - 74
Operating profit (loss) (90) (602) 36 231 (308) (733) (253) (986)
Unrealised non-hedge derivatives and
1,182 1,201 (75) 514 - 2,822 - 2,822
other commodity contracts
1,182 1,201 (75) 514 2,822 2,822
Intercompany transactions - 57 2 3 (62) - - -
Special items 61 3 (46) 7 16 42 - 41
Share of associates' EBIT - - - - (33) (33) 253 221
EBIT
1,154
659
(83)
755
(388)
2,097
-
2,097
Amortisation of assets 554 321 48 253 16 1,193 (16) 1,176
Share of associates' amortisation - - - - - - 16 16
EBITDA
1,708
980
(35)
1,008
(372)
3,290
-
3,290
Profit (loss) attributable to equity shareholders (49) (989) 50 (27) (345) (1,360) - (1,360)
Special items 61 3 (46) 7 16 42 - 41
Share of associates' special items - - - - 15 15 - 15
Taxation on items above (7) (6) 2 (1) - (11) - (11)
Headline earnings (loss)
5
(991)
7
(22)
(315)
(1,315)
-
(1,315)
Unrealised non-hedge derivatives and
other commodity contracts
1,182 1,201 (75) 514 - 2,822 - 2,822
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(420) - 23 - - (398) - (398)
Fair value adjustment on option component
of convertible bonds
- - - - (129) (129) - (129)
Adjusted headline earnings (loss)
767
210
(46)
492
(444)
980
-
980
Ore reserve development capital 467 79 36 85 - 667 - 667
Stay-in-business capital 212 148 25 160 5 551 (8) 544
Project capital 66 153 19 246 - 484 (95) 389
Total capital expenditure
746
380
81
491
5
1,703
(102)
1,600
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
526 - - - 526
Mined - 000 tonnes 3,222 886 442 985 5,535
Milled / Treated - 000 tonnes 2,888 983 460 988 5,319
Yield - g/t 7.93 4.78 4.27 6.40 6.75
Gold produced - kg 22,911 4,701 1,964 6,322 35,898
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 5,488 - - - 5,488
Yield - g/t 0.54 - - - 0.55
Gold produced - kg 2,970 71 - - 3,041
OPEN-PIT OPERATION
Volume mined - 000 bcm - 26,679 1,237 - 27,916
Mined - 000 tonnes - 63,160 3,433 13,466 80,059
Treated - 000 tonnes - 10,933 1,253 457 12,643
Stripping ratio - ratio - 4.05 6.26 23.85 4.92
Yield - g/t - 1.63 1.73 5.56 1.78
Gold produced - kg - 17,829 2,168 2,541 22,539
HEAP LEACH OPERATION
Mined - 000 tonnes - 3,234 - 31,958 35,192
Placed - 000 tonnes - 564 - 10,640 11,204
Stripping ratio - ratio - 6.23 - 2.07 2.24
Yield - g/t - 1.04 - 0.39 0.42
Gold placed - kg - 589 - 4,102 4,690
Gold produced - kg - 426 - 4,175 4,601
PRODUCTIVITY PER EMPLOYEE
Actual - g 187 340 1,262 634 287
TOTAL
Subsidiaries' gold produced - kg 25,881 19,187 4,132 13,039 62,239
Joint ventures' gold produced kg 3 840 3 840
METRIC OPERATING RESULTS
SIX MONTHS ENDED JUNE 2011
Joint ventures' gold produced - kg - 3,840 - - 3,840
Attributable gold produced - kg 25,881 23,027 4,132 13,039 66,079
Minority gold produced - kg - 718 - 1,197 1,915
Subsidiaries' gold sold - kg 25,884 19,650 4,093 12,911 62,539
Joint ventures' gold sold - kg - 3,766 - - 3,766
Attributable gold sold - kg 25,884 23,416 4,093 12,911 66,305
Minority gold sold - kg - 744 - 1,153 1,897
Spot price - R/kg 318,942 318,942 318,942 318,942 318,942
Price received - R/kg sold 322,280 319,626 318,250 320,268 320,702
Total cash costs - R/kg produced 146,642 168,506 299,228 106,981 156,015
Total production costs - R/kg produced 196,520 201,983 332,467 160,107 200,075
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income 8,342 7,722 1,303 4,454 - 21,821 (1,207) 20,614
Cash costs (4,207) (4,021) (1,240) (2,136) 134 (11,470) 697 (10,774)
By-products revenue 412 24 4 371 7 816 (3) 814
Total cash costs (3,795) (3,997) (1,236) (1,765) 140 (10,654) 694 (9,960)
Retrenchment costs (36) (1) - (11) - (48) 1 (47)
Rehabilitation and other non-cash costs (26) (109) (6) (279) - (420) 2 (417)
Amortisation of assets (1,229) (672) (132) (532) (41) (2,606) 29 (2,576)
Total production costs (5,086) (4,779) (1,374) (2,587) 100 (13,727) 726 (13,001)
Inventory change - (156) 37 248 - 129 (10) 119
Cost of sales (5,087) (4,935) (1,337) (2,339) 100 (13,597) 716 (12,882)
Adjusted gross profit (loss)
3,255
2,787
(34)
2,115
100
8,223
(491)
7,732
Unrealised non-hedge derivatives and other
commodity contracts
- 2 - (5) - (3) - (3)
Gross profit (loss)
3,255
2,790
(34)
2,110
100
8,221
(491)
7,729
Corporate and other costs (35) (50) (12) (162) (793) (1,051) (3) (1,054)
Exploration (3) (225) (156) (335) (122) (840) 14 (826)
Intercompany transactions - (158) - (9) 167 - - -
Special items (51) 3,929 161 7 (3,837) 208 - 208
Operating profit (loss)
3,166
6,286
(41)
1,612
(4,485)
6,538
(481)
6,057
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(17) (22) 4 (9) 656 612 4 615
Exchange gain (loss) - (48) - (4) (3) (54) 23 (30)
Share of equity accounted investments
profit (loss)
- - - (46) (34) (80) 300 220
Profit (loss) before taxation 3,149 6,216 (37) 1,553 (3,866) 7,015 (153) 6,862
Taxation (915) (771) (4) (285) (55) (2,030) 153 (1,877)
Profit (loss) for the period
2,234
5,445
(40)
1,268
(3,921)
4,985
-
4,985
Equity shareholders 2,234 5,379 (40) 1,232 (3,951) 4,854 - 4,854
Non-controlling interests - 66 - 36 30 132 - 131
Operating profit (loss) 3,166 6,286 (41) 1,612 (4,485) 6,538 (481) 6,057
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 5 - 3 - 3

Intercompany transactions - 158 - 9 (167) - - -
Special items 61 (3,757) (20) (9) 3,788 63 - 63
Share of associates' EBIT - - - (46) (18) (64) 481 416
EBIT
3,227
2,685
(61)
1,570
(880)
6,541
-
6,541
Amortisation of assets 1,229 672 132 532 41 2,606 (29) 2,576
Share of associates' amortisation - - - - - - 29 29
EBITDA
4,456
3,357
71
2,102
(839)
9,147
-
9,147
Profit (loss) attributable to equity shareholders 2,234 5,379 (40) 1,232 (3,951) 4,854 - 4,854
Special items 61 (3,757) (20) (9) 3,788 63 - 63
Share of associates' special items - - - - 15 15 - 15
Taxation on items above (37) (1) 6 - - (31) - (31)
Headline earnings (loss)
2,258
1,622
(55)
1,223
(147)
4,900
-
4,900
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 5 - 3 - 3
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (589) (589) - (589)
Fair value loss on mandatory convertible
- - - - (581) (581) - (581)
Adjusted headline earnings (loss)
2,258
1,619
(55)
1,228
(1,318)
3,733
-
3,733
Ore reserve development capital 914 167 32 215 - 1,329 - 1,329
Stay-in-business capital 293 653 26 285 22 1,279 (14) 1,265
Project capital 242 326 147 760 - 1,474 (247) 1,227
Total capital expenditure
1,449
1,146
205
1,260
22
4,082
(261)
3,821
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION

Area mined
- 000 m
2
633 - - - 633
Mined - 000 tonnes 3,754 996 319 850 5,919
Milled / Treated - 000 tonnes 3,486 948 230 909 5,572
Yield - g/t 6.76 5.35 4.59 6.28 6.35
Gold produced - kg 23,556 5,070 1,053 5,708 35,387
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 5,007 498 - - 5,505
Yield - g/t 0.46 0.76 - - 0.49
Gold produced - kg 2,311 376 - - 2,687
OPEN-PIT OPERATION
Volume mined - 000 bcm - 24,899 2,494 - 27,392
Mined - 000 tonnes - 58,056 6,997 14,128 79,180
Treated - 000 tonnes - 10,619 1,573 535 12,727
Stripping ratio - ratio - 3.83 5.60 25.09 4.81
Yield - g/t - 1.55 3.30 5.88 1.95
Gold produced - kg - 16,433 5,191 3,142 24,765
HEAP LEACH OPERATION
Mined - 000 tonnes - 2,068 - 31,149 33,218
Placed - 000 tonnes - 632 - 10,244 10,876
Stripping ratio - ratio - 6.13 - 2.03 2.14
Yield - g/t - 1.43 - 0.48 0.54
Gold placed - kg - 904 - 4,930 5,835
Gold produced - kg - 1,290 - 4,457 5,747
PRODUCTIVITY PER EMPLOYEE
Actual - g 160 352 2,139 730 276
TOTAL
Subsidiaries' gold produced - kg 25,867 18,525 6,244 13,306 63,943
Joint ventures' gold produced kg 4 643 4 643
METRIC OPERATING RESULTS
SIX MONTHS ENDED JUNE 2010
Joint ventures' gold produced - kg - 4,643 - - 4,643
Attributable gold produced - kg 25,867 23,168 6,244 13,306 68,586
Minority gold produced - kg - 771 - 1,432 2,202
Subsidiaries' gold sold - kg 24,964 18,273 6,351 13,268 62,856
Joint ventures' gold sold - kg - 4,590 - - 4,590
Attributable gold sold - kg 24,964 22,863 6,351 13,268 67,446
Minority gold sold - kg - 766 - 1,427 2,193
Spot price - R/kg 278,985 278,985 278,985 278,985 278,985
Price received - R/kg sold 255,429 258,240 250,259 253,749 255,564
Total cash costs - R/kg produced 142,702 160,963 238,588 100,500 149,397
Total production costs - R/kg produced 192,261 192,105 257,682 133,761 187,065
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
6,377 6,117 1,589 3,713 - 17,796 (1,276) 16,520
Cash costs (3,809) (3,856) (1,493) (1,857) 153 (10,861) 684 (10,177)
By-products revenue 117 16 3 247 9 392 (3) 390
Total cash costs (3,691) (3,840) (1,490) (1,610) 162 (10,469) 682 (9,787)
Retrenchment costs (69) (1) - (9) - (79) 1 (78)
Rehabilitation and other non-cash costs (21) (99) - - - (120) (2) (122)
Amortisation of assets (1,192) (634) (119) (503) (32) (2,480) 32 (2,448)
Total production costs (4,973) (4,573) (1,609) (2,121) 129 (13,148) 713 (12,435)
Inventory change 152 5 (4) 129 - 282 (7) 275
Cost of sales (4,822) (4,568) (1,613) (1,992) 129 (12,866) 706 (12,159)
Adjusted gross profit (loss)
1,555
1,549
(24)
1,721
129
4,930
(570)
4,360
Unrealised non-hedge derivatives and other
commodity contracts
(772) (1,167) 76 (376) - (2,239) - (2,239)
Gross profit (loss)
783
382
53
1,345
129
2,692
(570)
2,122
Corporate and other costs (32) (10) (6) (85) (632) (764) (1) (765)
Exploration (3) (180) (136) (281) (77) (678) 10 (668)
Intercompany transactions - (95) (7) (5) 107 - - -
Special items (125) (174) 46 (3) (6) (263) - (262)
Operating profit (loss)
623
(78)
(50)
971
(478)
987
(561)
427
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (25) 1 9 69 54 4 58
Exchange gain (loss) - (18) - (15) 89 56 (20) 36
Share of equity accounted investments
profit (loss)
- - - - (73) (73) 326 253
Profit (loss) before taxation 623 (120) (49) 965 (395) 1,025 (251) 774
Taxation (95) (599) 9 (499) 110 (1,073) 251 (822)
Profit (loss) for the period
529
(719)
(41)
467
(284)
(48)
-
(48)
Equity shareholders 529 (766) (41) 383 (315) (210) - (210)
Non-controlling interests - 47 - 84 31 162 - 162
Operating profit (loss) 623 (78) (50) 971 (478) 987 (561) 427
Unrealised non-hedge derivatives and
other commodity contracts
772 1,167 (76) 376 - 2,239 - 2,239
other commodity contracts
Intercompany transactions - 95 7 5 (107) - - -
Special items 93 77 (46) 3 6 133 - 133
Share of associates' EBIT - - - - (38) (38) 561 523
EBIT
1,488
1,261
(166)
1,355
(617)
3,321
-
3,321
Amortisation of assets 1,192 634 119 503 32 2,480 (32) 2,448
Share of associates' amortisation - - - - - - 32 32
EBITDA
2,680
1,895
(46)
1,858
(585)
5,801
-
5,801
Profit (loss) attributable to equity shareholders 529 (766) (41) 383 (315) (210) - (210)
Special items 93 77 (46) 3 6 133 - 133
Share of associates' special items - - - - 34 34 - 35
Taxation on items above (12) (22) 2 - - (32) - (32)
Headline earnings (loss)
609
(711)
(84)
386
(275)
(74)
-
(74)
Unrealised non-hedge derivatives and
other commodity contracts
772 1,167 (76) 376 - 2,239 - 2,239
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(260) - 23 - - (237) - (237)
Fair value adjustment on option component
of convertible bond
- - - - (485) (485) - (485)
Adjusted headline earnings (loss)
1,122
456
(137)
761
(759)
1,442
-
1,442
Ore reserve development capital 874 130 66 176 - 1,246 - 1,246
Stay-in-business capital 331 216 38 257 16 858 (12) 845
Project capital 151 238 42 451 - 882 (106) 776
Total capital expenditure
1,356
584
146
884
16
2,986
(118)
2,867
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Shareholders’ notice board
IMPORTANT NOTICE TO SHAREHOLDERS
DISTRIBUTION OF QUARTERLY AND ANNUAL REPORTS
On 1 May 2011, the South African Companies Act, 71 of 2008 came into effect. In line with this Act, companies are no longer obliged to print and post certain material – such as quarterly and annual reports – to shareholders, unless shareholders specifically request to receive documents in a printed format.
AngloGold Ashanti recognises that the majority of its shareholders would prefer that:
•
Timely information be available on the company’s website or by e-mail;
•
The company be prudent in the publication and postage of material in line with its cost reduction initiatives; and
•
Scarce natural and man-made resources are used responsibly. By reducing the printing and postage of reports, we will use less paper, ink, energy and water, and we will reduce our carbon emissions.
By way of this notice, AngloGold Ashanti advises that shareholders wishing to receive information from the company in the future should indicate their preference. AngloGold Ashanti will continue to provide information in printed format to any shareholder that elects to receive the same.
I would like to receive printed information by post.
I would like to receive information by email at the following email address:
………………………………………………………….. (No email will exceed 1Mb.)
I will access the information on the company’s website. Please send an e-mail alert to me, notifying me when new information is available on the website, at the above e-mail address
Please fax, post or e-mail your response to:
Fax number:
+27 11 637 6677
E-mail address: companysecretary@anglogoldashanti.com
Postal address: Company Secretary, P O Box 62117, Marshalltown, 2107, South Africa
Alternatively, you may fill this information in online at: http://www.rair.co.za/clients/aga/aga-site/shareholder-notice.htm.
The registration form will be available on the website from 22 August 2011.
Should you not make an election, you will no longer receive any reports from AngloGold Ashanti.
Dematerialised shareholders, who do not wish to receive copies of reports, should advise their CSD Participant or
Stockbroker to amend their records accordingly.
PAYMENT OF DIVIDENDS BY WAY OF CHEQUE
Given the increasing incidences of fraud with respect to cheque payments, the company will ceased the payment of dividends by way of cheque. If you have not already lodged a bank mandate form, you are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
If you have not already completed a bank mandate form and lodged this with the share registrar of if you do not do so, you will receive no further dividends from the company until such time as a completed bank mandated form is so lodged.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, or through the relevant CSDPs or Brokers, apprised of any change in their postal address and personal particulars.
Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-
F, which was filed with the Securities and Exchange Commission in the United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication contains certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni (Chairman)
F B Arisman
#
R Gasant
W A Nairn
Prof L W Nkuhlu
F Ohene-Kena
+
S M Pityana
* British
#
American
~ Australian South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 4, 2011
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary